UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

# Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the second quarter ending 31 December 2007

# Harmony Gold Mining Company Limited

PO Box 2
Randfontein
1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X     Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes        No   X



# FINANCIAL REVIEW FOR THE SECOND QUARTER ENDED 31 DECEMBER 2007

## SALIENT FEATURES

- Harmony signs agreement on establishing a separate uranium company
- Total operating costs down by 8.1%
- Cash operating profit up by 43.0%
- Elandsrand repaired and back in production
- Financial results for six months ended 31 December 2007 reviewed by external auditors

## FINANCIAL SUMMARY FOR THE SECOND QUARTER ENDED 31 DECEMBER 2007

(All results exclude Discontinued Operations unless otherwise indicated)

|  |  | Quarter*<br>Sep 2007 | Quarter<br>Dec 2007 | Q-on-Q<br>% change | Quarter*<br>Dec 2006 | Financial year<br>2007 |
|---|---|---|---|---|---|---|
| Gold produced | – kg | 13 523 | 12 403 | (8.3) | 13 515 | 25 926 |
|  | – oz | 434 773 | 398 764 | (8.3) | 434 515 | 833 537 |
| Cash costs | – R/kg | 132 920 | 133 234 | (0.2) | 102 382 | 133 053 |
|  | – $/oz | 582 | 613 | (5.3) | 435 | 597 |
| Cash operating profit | – Rm | 315 | 450 | 43.0 | 568 | 764 |
|  | – US$m | 44 | 66 | 50.0 | 78 | 110 |
| Cash earnings | – SA c/s | 79 | 113 | 43.0 | 143 | 192 |
|  | – US c/s | 11 | 17 | 54.6 | 20 | 28 |
| Basic (loss)/earnings | – SA c/s | (129) | (49) | 62.0 | 116 | (178) |
|  | – US c/s | (18) | (7) | 61.1 | 16 | (26) |
| Headline (loss)/earnings | – SA c/s | (30) | (43) | (43.3) | 43 | (73) |
|  | – US c/s | (4) | (6) | (50.0) | 6 | (11) |
| Fully diluted (loss)/earnings | – SA c/s | (128) | (48) | 62.5 | 114 | (176) |
|  | – US c/s | (18) | (7) | 61.1 | 16 | (25) |

*The figures were adjusted to exclude further discontinued operations. See financial statements.

# TABLE OF CONTENTS

# CHIEF EXECUTIVE'S REVIEW

In this, my first report to Harmony shareholders as Chief Executive Officer, I would firstly like to thank the selection panel and the board of directors for their confidence in my leadership to take Harmony forward and I look forward to working closely with them in the years ahead.

Harmony will continue to focus on creating shareholder value and, over time, to out-perform the market. One of my priorities for the company is to outline a long-term strategy. Harmony has in the past few years been focusing on organic growth and these projects are now mines under construction, most building up in production from now to 2010. All of these mines will have longer life with generally higher grades. These production units are larger and we will be expecting more consistent results, both in tonnes and grade. These long life mines, together with those already in production, will be the core of Harmony in the future. They make up the bulk of Harmony's reserves and will have lower cash costs.

Management time will continue to be focused on striving to achieve desired returns by reducing the planning gap and continually reviewing to squeeze the best from the orebodies. Some short life assets will remain within the Harmony stable, operations which under certain circumstances, possibly with a capital injection, could have their lives vastly extended. These assets will continue to have high cash cost, however, at today's high gold prices these assets could deliver significant profits. Management will endeavour to explore ways and means of obtaining good value for shareholders from these assets by investigating ways of recapitalising them.

Harmony is thus moving to a producer with a higher focus on quality. Our aspirations are to have sustainable growth, a culture of achievement, a buoyant and rising stock price, to be a responsible corporate citizen, have professional business practice and have inspired, enthusiastic and competent employees.

Turning to the second quarter's financial results for the period ended 31 December 2007, I draw your attention to changes made to this quarter's reporting format. The previous structure of quality, growth, leverage and international assets has been replaced with South African underground, surface and international assets. We believe that it had become essential to re-assess our company structure as four of our projects have begun to contribute to turnover and as Harmony begins its transformation to a quality producer.

In addition to the company structure changes, and in accordance with the new accounting regulations, we highlight the fact that four of Harmony's operations, Orkney shafts 1 – 7, St Helena, Cooke shafts and plant in Randfontein, and Mt Magnet and South Kal in Australia, are now being reported as discontinued operations in the income statement.

The company's operational results for the second quarter 2008 were negatively affected by the 44 days of stoppage time at Elandsrand after a shaft incident, in order to carry out the investigation into the mine incident of 3 October 2007. Elandsrand accounted for 67.1% or 1 177 kg loss of production in the December quarter. The one-day national strike called by the National Union of Mineworkers in support of safety also impacted on production. However, both the Elandsrand accident and the one-day strike has resulted in increased safety focus and we are hopeful that this will result in positive safety behaviour and a renewed safety effort from all Harmony employees.

Harmony's total production for its underground continuing operations decreased by 1.3% to 4 445 000 tonnes resulting in an 8.3% decrease in kilograms produced to 12 403 kg and a 3.9% drop in grade to 4.87g/t. Cash operating costs remained almost unchanged at R133 234/kg.

The gold price received at R169 502/kg was 8.5% higher than the September quarter but the Rand/US dollar exchange rate was 4.7% stronger at 677 cents. Harmony's operating profit from continuing operations improved 43.0% to R449.8 million.

Capital expenditure increased during the quarter under review to R808 million, this is mainly due to the ramp up in expenditure at Hidden Valley in Papua New Guinea.

The benefits of Harmony's intensive cost control measures that commenced early in October 2007 will only materialise in the next half of the financial year. Measures implemented included the termination of 2 827 external contractors and the voluntary retrenchments and natural attrition of 2 123 and transfer to more efficient shafts of 4 859 employees. The transfers were mainly service staff from Randfontein central offices and from non-productive to productive areas.

St Helena Nos. 4 and 8 shafts were placed on care and maintenance and its 650 employees have been redeployed at other Harmony operations. The transfer of the centralised staff at Randfontein to the operations is part of the company's decentralisation process to compel operations to take ownership of their costs. Our total complement now stands at 43 800 employees and 5 700 contractors compared with 47 431 employees and 7 019 contractors at 30 June 2007.

During the quarter, the internal due diligences on the effectiveness of the continuous mining (Conops) method were completed at the Tshepong, Elandsrand, Masimong, Evander No. 8 and Winkelhaak shafts, as well as Cooke 2 operations. These operations and Target are the only Harmony shafts that operate on Conops. The review revealed that Conops was not an effective mining method at Masimong and it has subsequently been terminated and the majority of the workforce transferred to Phakisa. Conops will be reviewed continually and it is our intention to phase out Conops at those operations that do not deliver on our objectives.

The costs savings drive have had effects of positively decreasing the working cost from R1 798 million to R1 652 million and hence despite producing less gold (mainly due to the Elandsrand accident) the cash cost remained virtually unchanged.

All conditions precedent relating to South Kal disposal were met on 30 November 2007, with Dioro Exploration NL taking over operations on that date and the purchase price of A$25 million cash paid and A$20 million of shares issued to Harmony. Harmony also signed the sales contract with Australian-based junior miner Monarch Gold Mining Company Limited for the sale of Mount Magnet. The Mount Magnet operations completed mining during December 2007 and consequently the last tonnages for Harmony's account from this operation have been milled in January 2008.

Harmony believes that partnerships may be one of the primary vehicles through which we will enhance our growth strategy in the south-east Asian region. We are thus pursuing alliances with interested parties with technical mining skills and capital to equally share the Hidden Valley Gold and Silver Mine, the Wafi/Golpu projects and the extensive exploration licenses in Papua New Guinea. We will only consider transactions that are of good value to Harmony's shareholders.

To this end, we have progressed to a shortlist of leading international mining companies with whom we are in discussions. We are confident that we will be in a position to finalise this process in April 2008, with a partner to be introduced thereafter. This new partnership will build on the excellent relationships Harmony enjoys with the local government and contribute significantly to the domestic economic growth.

Shareholders were advised on 19 December 2007 that a significant decision had been made with regard to the future of Harmony's Cooke shafts and its uranium assets in the Randfontein area. Several proposals from interested parties were considered but only the offer from Pamodzi Resources Fund was in line with Harmony's strategy of realising value for its shareholders.

In essence, the signed agreement proposes that certain uranium and gold assets of the Randfontein Cooke Section be sold into a new company (Newco). The purchase price payable by the still to be named Newco for these assets amounts to US$420 million. In addition, Pamodzi Resources Fund will acquire a 60% shareholding in Newco from Investco, the subsidiary of ArmGold/Harmony Joint Investment Company, for a purchase consideration of US$252 million, with Harmony retaining a 40% shareholding in Newco.

Both parties are currently in the process of meeting conditions precedent and we are confident that these will be completed by 31 March 2008. A new dedicated executive management team will assume responsibility for developing the project and we will soon be appointing a chief executive officer to manage Newco.

The revenues from the Randfontein Cooke shafts will be equity accounted and the profit from associates will be reflected in the income statement.

In the light of Eskom's electricity supply disruptions and with mines operating only at 90% of Harmony's previous power supply, the company's production for the March 2008 quarter could decrease.

Harmony's management is devising new strategies on optimising operations to produce at 90% of electricity to ensure that we deliver returns on our shareholders' investments.

# SAFETY AND HEALTH REPORT

- Six mines in the Free State achieve 500 000 fatality free shifts
- Two Harmony mines achieve one million fatality free shifts

## Fatality injury rate (per million hours worked)



## Group Safety

Harmony experienced a sharp regression of 62% in its Fatality Injury Frequency Rate (FIFR) for the second quarter ended 31 December 2007.

The Lost Time Injury Frequency Rate (LTIF) rate for the South African operations improved during the quarter from a rate of 14.26 to 12.64 for the second quarter of financial year 2008 an improvement of 11.4%. The Reportable Injury Frequency Rate (RIFR) also improved from 7.53 in 2007 to 6.63 for the first quarter of 2008, showing an improvement of 12.0%.

Eight employees regretfully lost their lives during the course of work on Harmony's mines during the quarter under review.

One LTI and two medical treatment injuries occurred at our Hidden Valley project in Papua New Guinea.

Despite the regression in the fatality injury rate some excellent safety records were achieved. Six of Harmony's SA underground shafts, Tshepong, Bambanani, Masimong, Harmony 2 and Merriespruit 1 and 3 achieved half-a-million fatality free shifts. Evander 8 shaft and Harmony 2 shaft achieved one million fatality free shifts during the quarter.

# THE SECOND QUARTER ENDED 31 DECEMBER 2007 UNDER REVIEW

Harmony's SA underground operations, excluding the discontinued operations, delivered a steady operational performance for the second quarter of financial year 2008.

## Tonnes Milled

Tonnes milled from the company's underground operations, excluding discontinued operations, decreased by 6.5% to 2 297 000 tonnes (2 457 000 tonnes). This decrease in tonnes milled is mainly attributed to Elandsrand's loss of production for the quarter. The quarter saw Bambanani and Joel mine back in production but the closure of St Helena and the restructuring at Masimong impacted negatively on the company's underground production.

## Recovery Grades

Gold production dropped by 10.3% on lower recovery grade from SA underground mines but mainly due to Elandsrand's 1 177 kg loss of production. This impacted on recovery grades which fell by 3.9% when compared with the previous quarter to 4.87g/t (5.07g/t).

## Cost Control

Cash operating costs were well contained with Target, Bambanani, Joel and Virginia being the main contributors. Elandsrand's costs impacted on an otherwise cost-conscious quarter. Cash operating costs increased by 2.0% to R138 531/kg (R135 776/kg).

## The performance of the company is best highlighted in the following table*:

|  |  | Sep 2007 | Dec 2007 | Q-on-Q % Variance | Dec 2006 |
|---|---|---|---|---|---|
| Production | – kg | 13 523 | 12 403 | (8.3) | 13 515 |
| Production | – oz | 434 773 | 398 764 | (8.3) | 434 515 |
| Revenue | – R/kg | 156 187 | 169 502 | 8.5 | 144 416 |
| Revenue | – US$/oz | 684 | 779 | 13.9 | 614 |
| Cash cost | – R/kg | 132 920 | 133 234 | (0.2) | 102 382 |
| Cash cost | – US$/oz | 582 | 613 | (5.3) | 435 |
| Exchange rate | – USD/ZAR | 7.10 | 6.77 | 4.7 | 7.32 |

## Cash Operating Profit and Margin*

|  | Sep 2007 | Dec 2007 | Q-on-Q % Variance | Dec 2006 |
|---|---|---|---|---|
| Cash operating profit (Rm) | 315 | 450 | 43.0 | 568 |
| Cash operating profit margin (%) | 14.9 | 21.4 | 43.6 | 29.1 |

* Continuing Operations only

## Quarter-on-quarter cash operating profit variance analysis (Continuing Operations)

| | |
|---|---|
| Cash operating profit – September 2007 | R314.6 million* |
| – volume change | (118.7) |
| – working cost change | 145.0 |
| – recovery grade change | (56.5) |
| – gold price change | 165.4 |
| – net variance | 135.2 |
| Cash operating profit – December 2007 | R449.8 million |

*The figure was adjusted to exclude further discontinued operations. See financial statements.

## Analysis of earnings per share from continuing operations

| Earnings per share (SA cents) | Quarter ended September 2007 | Quarter ended December 2007 | Quarter ended December 2006 |
|---|---|---|---|
| Cash earnings | 79 | 113 | 143 |
| Basic (loss)/earnings | (129) | (49) | 116 |
| Headline (loss)/earnings | (30) | (43) | 43 |
| Fully diluted (loss)/earnings | (128) | (48) | 114 |

## Reconciliation between basic loss and headline loss from continuing operations

| Headline earnings/(loss) per share (SA cents) | Quarter ended September 2007 | Quarter ended December 2007 |
|---|---|---|
| Basic loss | (129) | (49) |
| Loss on sale of property, plant and equipment | (1) | (7) |
| Profit on disposal of investment in Gold Fields Limited | 100 | – |
| Provision for doubtful debt | – | 13 |
| Headline loss | (30) | (43) |

# CAPITAL EXPENDITURE (Continuing Operations)

Harmony's capital projects are at various stages of completion. Capital expenditure at Hidden Valley reflects a sharp increase from R161 million to R275 million as development of the mine accelerates. Good progress is being made at the South African-based projects with all of the projects in production build-up mode.

| Operational Capex | Actual September 2007 Rm | Actual December 2007 Rm |
|---|---|---|
| South African Operations | 320 | 348 |
| Total Operational Capex | 320 | 348 |

| Project Capex | Actual September 2007 Rm | Actual December 2007 Rm | Capital invested to date Rm |
|---|---|---|---|
| Doornkop South Reef | 71 | 91 | 790 |
| Elandsrand New Mine | 44 | 22 | 750 |
| Tshepong North Decline | 21 | 17 | 278 |
| Phakisa Shaft | 58 | 55 | 720 |
| Hidden Valley, PNG | 161 | 275 | 1 057 |
| Total Project Capex | 355 | 460 | 3 595 |
| Total Capex | 675 | 808 | |

## Quarterly profit comparison for Continuing Operations

| Operation | Working profit (Rm) | | | Variances (Rm) | | | |
|---|---|---|---|---|---|---|---|
| | September 2007 | December 2007 | Variance | Volume | Grade | Price | Costs |
| Operations | | | | | | | |
| SA Underground Operations | 255.3 | 345.4 | 90.1 | (126.9) | (74.3) | 147.3 | 144.0 |
| Surface Operations | 59.3 | 104.4 | 45.1 | 8.2 | 17.8 | 18.1 | 1.0 |
| International Operations | – | – | – | – | – | – | – |
| Total Harmony | 314.6 | 449.8 | 135.2 | (118.7) | (56.5) | 165.4 | 145.0 |

# SOUTH AFRICAN UNDERGROUND OPERATIONS

Includes the following shafts: Tshepong, Phakisa, Doornkop, Elandsrand, Target, Masimong, Evander, Bambanani, Joel and Virginia Operations

|  |  | September 2007 | December 2007 | Q-on-Q<br>% Variance | December 2006 |
|---|---|---|---|---|---|
| U/g tonnes milled | ('000) | 2 457 | 2 297 | (6.5) | 2 727 |
| U/g recovery grade | (g/t) | 5.07 | 4.87 | (3.9) | 4.70 |
| U/g kilograms produced | (kg) | 12 462 | 11 175 | (10.3) | 12 825 |
| U/g operating costs | (R/kg) | 135 776 | 138 531 | (2.0) | 103 841 |
| U/g working costs | (R/tonne) | 689 | 674 | 2.2 | 488 |

## Tshepong Mine

### Production

The two fatalities during December 2007 impacted negatively on production volumes. Other negative contributory factors were geological complexities, flexibility problems and difficult mining conditions due to multiple faulting.

Tshepong's incorrect mining mix of under-performance in volume from high grade areas and over-performance in low grade areas resulted in a decrease in grade.

Rand per kilogram costs were up by 3.2% to R107 616 (R104 334) due to higher volumes mined at 388 000 tonnes (386 000 tonnes) and 143 fewer kilograms produced at 2 202 kg (2 345 kg). This resulted in a 6.6% drop in grade from 6.08g/t to 5.68g/t.

### Project overview

Sub 66 decline is currently in production build-up phase and the total project is 95% complete. An area of 4 112m$^2$ was mined during the quarter, an increased of 73% and reef metres developed increased by 52%. The majority of the remaining development is on 71 level.

As a result of geological complexities, additional development was required for most of the raise lines under the scope. The 69 – 72 level main ore passes will require rehabilitation due to excessive scaling and the rehabilitation will start in the next quarter. On 71 level, the first raise line intersected reef in December 2007.

### Annual Capital Expenditure Profile

| Table (Rm) | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | Total |
|---|---|---|---|---|---|---|---|---|
| Actual Sunk | 32.8 | 66.6 | 40.6 | 52.9 | 57.8 | 27.1 | – | 277.8 |
| Forecast |  |  |  |  |  | 6.6 | – | 6.6 |
| Total | 32.8 | 66.6 | 40.6 | 52.9 | 57.8 | 33.7 | – | 284.4 |

### 1st production

April 2007

## Full production

July 2009

## Future milestones

- 72 level dam pump station design to Sub 71 requirements     – February 2008
- Equipping of ore passes and 72 belt cross-cut              – March 2008
- Extensive secondary support programme in the chairlift decline   – May 2008
- Equipping of ore passes and 72 belt cross-cut complete     – December 2008

# Phakisa

## Production

In its debut production quarter Phakisa milled 6 000 tonnes and produced 18 kg of gold at 3g/t.

Volumes from the stoping operations are on target and development metres are slightly up quarter-on-quarter but below plan. This is as a result of ventilation constraints and poor cleaning. These issues are being addressed.

Phakisa's cash operating costs should be viewed as part of its production build-up phase.

## Project overview

Settlers design changed due to adverse ground conditions and 31% progress has been made to date. Blasting on No. 2 Settler was completed during the quarter.

Phase 1 of the surface infrastructure was completed, whilst civil construction and erection of main building has commenced.

## Annual Capital Expenditure Profile

| Table (Rm) | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | Total |
|---|---|---|---|---|---|---|---|---|
| Actual Sunk | 117 | 116 | 147 | 227 | 113 | – | – | 720 |
| Forecast | | | | | 119 | 68 | 32 | 219 |
| Total | 117 | 116 | 147 | 227 | 232 | 68 | 32 | 939 |

## 1st production

June 2008

## Full production

August 2010

## Future milestones

- Commissioning of 2nd Rail-veyor          – February 2008
- Commissioning of 55 level bulk air cooler   – April 2008
- 69 level 1st raise line completion          – May 2008
- Start first revenue on 69 level             – July 2008
- Decline project completed                   – April 2010

# Doornkop

## Production

Grade at Doornkop was affected by lower volumes from the South Reef section due to pressure on logistics as production and shaft equipping compete. More focus will be given to shaft equipping in the third quarter to alleviate this problem.

Tonnes milled decreased 3.2% to 122 000 compared with 126 000 for the previous quarter. Recovery grade dropped by 10.8% from 3.60g/t to 3.21g/t. Total cash costs were 3.7% higher at R144 360/kg as a result of the lower gold production of 392 kg (454 kg).

## Project overview

Station development continues on 202, 205, 207 and 212 levels with a total of 3 364 cubic metres excavated. Access development also continued on 192 and 197 levels with 467m excavated. Secondary development is also underway on 192 and 197 levels with 636m achieved.

The shaft has been excavated to final size and lined to 212 station elevation. Equipping of the loading station on 212 level is all that remains of the major shaft-sinking tasks and this is already underway. Construction of the pump station and loading levels is due to start during the next quarter following the completion of these excavations on 205, 207 and 212 levels. The main shaft is expected to be partially commissioned in April 2008.

## Annual Capital Expenditure Profile

| Table (Rm) | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| Actual Sunk | 13 | 98 | 114 | 147 | 256 | 162 | | | | 790 |
| Forecast | | | | | | 131 | 290 | 91 | 70 | 582 |
| Total | 13 | 98 | 114 | 147 | 256 | 294 | 290 | 91 | 70 | 1 372 |

## 1st production

July 2007

## Full production

March 2010

## Future milestones

- Rock winder engineering commissioned                    – March 2008
- Main shaft partially commissioned                       – March 2008
- Rock winder hoisting                                     – August 2008

# Elandsrand

## Production

The Elandsrand operations were severely impaired by the incident of 2 October 2007, when a compressed air pipe fell down the shaft and damaged infrastructure, as well as by the fall of ground later in the quarter. Volumes from the operations were a mere 94 000 tonnes compared with 289 000 tonnes previously.

Gold production amounted to 576 kg, a drop of 67.1% when compared with 1 753 kg for the previous quarter with a recovery grade of 6.13g/t (6.07g/t). The cost of treating the drastically reduced volumes resulted in an increase in R/kg costs of R231 705/kg (R137 315/kg).

## Project overview

The accident in the men and material shaft resulted in work being delayed by two months in various project areas. Various crews from the project assisted with the rehabilitation of the mine and machinery shaft.

The 92 level Turbine Dam progressed well during the quarter and at the end of December 2007 the excavation had been completely supported and lined.

The mechanicals (pumps, pipes, etc) in the 115 level pump station should be finished by end January 2008. During the next quarter the electrics and instrumentation will be installed. The switchgear for the 115 level sub-station was delivered and installed. Commissioning did not occur in November 2007 and is now scheduled for February 2008.

The third 22 kV feeder from 75 to 100 level and the last 6.6 kV feeder from 109 to 115 level, were installed during the Christmas break. The HT cable installations in the sub-shaft are 100% complete. The chambers for the 109 and 113 level mobile refrigeration plants were completed as well as the installation of the 102 level east and west bulk air coolers.

## Annual Capital Expenditure Profile

| Table (Rm) | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Actual Sunk | 35.6 | 107.0 | 106.2 | 105.5 | 96.1 | 119.6 | 113.7 | 66.1 | | | 749.8 |
| Forecast | | | | | | | | 69.5 | 141.0 | 29.1 | 239.6 |
| Total | 35.6 | 107.0 | 106.2 | 105.5 | 96.1 | 119.6 | 113.7 | 135.6 | 141.0 | 29.1 | 989.4 |

## Project Production

| | Tonnes milled | % Split | Kilograms | % Split |
|---|---|---|---|---|
| Old Mine | 35 344 | 38 | 256 | 47 |
| New Mine | 589 189 | 62 | 286 | 53 |
| Total Mine | 93 533 | | 543 | |

## 1st production

October 2003

## Full production

June 2012

## Future milestones

- 115 level main electrical sub-station commission — February 2008
- 100 level 22 kV sub-station complete — March 2008
- 115 level pump station commission — June 2008
- Access development on 113 level complete — July 2008
- No. 3 Service Shaft sub-bank, headgear and winder installation complete — July 2008

## Target Mine

Despite persistent difficulties with truck availability and extensive damage to a loader in a fall of ground towards the end of December, Target experienced a better quarter with a 6.7% increase in volumes from 150 000 to 160 000 tonnes.

Kilograms produced were higher at 725 kg from 688 kg, notwithstanding the decline in recovery grade of 1.3% to 4.53g/t (4.59g/t).

The first new trackless fleet arrived at Target late in the quarter and more units are expected during the March 2008 quarter, which will enhance Targets ability to move tonnes from the massive stopes. The water handling system is also being addressed and already there is much improvement.

Total cash costs were well-contained at R109 394/kg from R131 888/kg previously, a saving of 17.1%.

## Masimong Mine

The discontinuation of Conops at Masimong and resulting disruption of labour resulted in a decrease in tonnes. Tonnes milled were down by 15.8% to 203 000 from 241 000. Consequently, gold production fell 17.4% to 905 kg (1 096 kg) and recovery grade declined 2% from 4.55g/t to 4.46g/t.

Costs of treating lower tonnes together with the decreased gold production resulted in a 3.7% increase in total cash costs of R180 355/kg (R173 958/kg).

## Evander Operations

Volumes mined at the Evander operations decreased by 2.7% to 362 000 tonnes (372 000 tonnes), as a result of an effort to improve the mining mix by moving to more profitable panels.

Recovery grade remained stable at 6.01g/t (6.03g/t), but kilograms produced were down 3.0% to 2 176 kg (2 244 kgs) as a result of lower volumes.

Cash costs increased by R5 431/kg to R116 291/kg compared with R110 860/kg for the September quarter.

A new production plan is being implemented with promising improvements in efficiencies and profitability.

## Bambanani

Bambanani experienced a better quarter. Volumes increased by 25.6% from 238 000 to 299 000 tonnes, producing 1 595 kg (1 275 kg) of gold on a lower yield of 5.33g/t compared with 5.36g/t, a 5.6% decline.

Cash operating cost was well-contained down by 11.2% at R141 056/kg (R158 769/kg).

## Joel

Increased volumes and the commencement of hoisting at the North shaft resulted in improved tonnages of 99 000 tonnes (81 000 tonnes) for the December quarter. More steady state production is expected from Joel in the coming quarters.

Gold produced increased to 455 kg (419 kg) but grade was down at 4.60 g/t (5.17 g/t) due to excessive channel widths. Costs showed a 5.5% improvement of R154 963/kg (R163 928/kg) for the December 2007 quarter.

# Virginia Operations

Harmony, Merriespruit, Unisel, Brand

| | | September 2007 | December 2007 | Q-on-Q % Variance | December 2006 |
|---|---|---|---|---|---|
| U/g tonnes milled | ('000) | 574 | 564 | (1.7) | 596 |
| U/g recovery grade | (g/t) | 3.81 | 3.78 | (0.8) | 3.25 |
| U/g kilograms produced | (kg) | 2 188 | 2 131 | (2.6) | 1 935 |
| U/g working costs | (R/kg) | 156 390 | 153 154 | 2.1 | 119 378 |
| U/g working costs | (R/tonne) | 596 | 579 | 2.9 | 388 |

Gold produced decreased by 2.6% to 2 131 kg compared with 2 188 kg due to lower tonnes milled from 564 000 to 574 000 and a lower yield of 3.78g/t from 3.81g/t when compared with the September quarter.

Lower costs mainly from Harmony 2 and the improved production translated into lower Rand per kilogram costs of R153 154/kg (R156 390/kg) for the current quarter.

# SOUTH AFRICAN SURFACE OPERATIONS

Kalgold, Phoenix, Free Gold surface and Target surface

| | | September 2007 | December 2007 | Q-on-Q % Variance | December 2006 |
|---|---|---|---|---|---|
| Surface tonnes milled | ('000) | 2 047 | 2 148 | 4.9 | 1 032 |
| Surface recovery grade | (g/t) | 0.52 | 0.57 | 9.6 | 0.67 |
| Kilograms produced | (kg) | 1 061 | 1 228 | 15.7 | 690 |
| Working costs | (R/kg) | 99 379 | 85 031 | 14.4 | 75 227 |
| Working costs | (R/tonne) | 52 | 49 | 5.8 | 50 |

## Kalgold

Kalgold experienced one of its more profitable quarters despite the abnormally high rainy conditions and electricity disruptions which resulted in 18 production days being lost. Good plant performance and the availability of water partially mitigated the negative factors. Tonnages milled were up by 25%, grade was 4% up due to higher feed grade from the stockpiles.

The D-zone pit is nearing the end of its life and it is likely that production from the D-Zone may cease within the next two quarters.

## Project Phoenix

Slime reclamation tonnage throughput is now averaging about 525 000 tonnes per month. Existing deposition capacity is about three years.

Costs increased mainly on reagents.

# INTERNATIONAL OPERATIONS

## Hidden Valley

### Project overview

The overall project schedule was maintained during the December quarter, with first gold still targeted in March 2009. Manufacturing delays with the SAG mill have been contained, with the work being closely monitored at the manufacturing site to prevent further delays, as it remains on the project critical path to completion, together with the conveyor construction.

Project engineering is 74% complete and approximately 78% of process equipment ordered. Most of the plant platforms have now been completed, with the main civil contractor mobilising to site in the March quarter to start plant pad preparation and construction.

Work on the permanent camp construction is progressing well, with five 40 man dormitories handed over in December. Work on the tailings storage facility also accelerated during the quarter, with the starter dam now up to it final level over two thirds of its length.

The Kaveroi resource drilling continued during the quarter with 5000 meters drilled. The program continues to confirm known mineralisation at depth as well as the continuity of a previously unmodelled supergene zone at the meta-sediment/grano-diorite contact. A preliminary geology model has been completed, with lower volumes of meta sediment to be pre stripped, compared to the previous model. This drilling program will be completed in the March quarter.

The mining fleet continues with waste movement and the development of the Hamata open pit, with the stripping of organics and construction of an access road to haul waste to the main dam of the tailings storage facility.

### Annual Capex Expenditure Profile: (Construction Capital: Cash Flow)

| Table (A$m) | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | Total |
|---|---|---|---|---|---|---|---|---|---|
| Actual Sunk | 20 | 90 | 49 | | | | | | 159 |
| Forecast | | | 188 | 142* | | | | | 330 |
| Total | 20 | 90 | 237 | 142 | | | | | 489 |

*Includes A$28m for Rio Tinto Royalty buy-out

### 1st production

March 2009

### Full production

June 2009

## DISCONTINUED OPERATIONS

### Orkney

Orkney has been under the management of Pamodzi Gold since September 2007.

### Australia

At the end of November, Harmony announced that the conditions required to settle the South Kal sale agreement had been finalised.

During the quarter, Harmony also announced that it had signed a sales contract with Australian-based junior miner Monarch Gold Mining Company for the sale of its Mount Magnet Operations. Harmony mined its last tonnages in December 2007 and milling ceased at the end of January 2008.

The Australian Operations delivered a good performance for the December 2007 quarter.

### Randfontein Operations

Shareholders were advised on 19 December 2007 that in line with Harmony's stated strategy of realising value for the uranium assets, Randfontein Estates Limited had entered into an agreement with Pamodzi Resources Fund to sell certain of the uranium and gold assets of Randfontein and create a new company (Newco).

The purchase price payable by Newco for Randfontein's Cooke section and old Randfontein section assets is US$420 million. Pamodzi Resources Fund is to acquire a 60% shareholding in Newco for a purchase price of US$252 million, with Harmony retaining 40% in Newco.

Turning to the quarter's operational performance, Randfontein experienced two days of production losses which led to a 4.1% decrease in volumes from 321 000 to 308 000 tonnes. Consequently kilograms produced were down by 358 kg from 1 968 kg to 1 610 kg due to incorrect mining mix.

Yields decreased by 14.7% to 5.23g/t from 6.13g/t due to lower recovery grades from VCR and A5 reef horizon.

Cash costs increased by 11.8% quarter on quarter to R121 625/kg from R108 816/kg.

### Cooke Plant Operations

The Cooke plant project involves mechanical reclamation of sand from the dump and hydraulic transportation to Cooke plant where it will be milled and treated. To achieve this, a pipeline will be installed from Dump 20 to Cooke plant.

The project was approved by both Harmony and Pamodzi Resource Fund and procurement of all the equipment is currently being done. Construction will start by April 2008 and will be completed by the end of November 2008.

During the quarter persistent rain made production difficult by hampering access to the reclamation site and thus the delivery of sand. The quarter saw the acceleration of waste depletion and thus the decrease in recovery grade.

# EXPLORATION
## Wafi/Golpu
### Project overview

The Wafi Golpu pre-feasibility study was reviewed by a Harmony project team and subjected to a Competent Person's Review (CPR) by RSG Global (Australia) during the quarter.

The CPR recommended that further exploration and drilling is warranted on the identified exploration targets. A detailed feasibility study on the Golpu Copper Project is also justified as is further mining studies at Wafi.

### Exploration results and programme

The exploration potential at Wafi is considered to be very high, with gold resource definition at the Western Zone likely in the short term. The Western Zone ore displays similar mineralogical properties to the Link Zone and definition of a resource in the area will directly improve the overall economics of the project. The current Wafi/Golpu exploration programme and some of the recent drill hole intercepts also has the potential to significantly change the economics of both the copper and gold prospects.

### Wafi "Near Mine" (Brownfields)

Drilling continued at the Western Zone with the aim of proving up additional high-grade underground resources for the Wafi Au feasibility. Significant intercepts returned from WR261 included:

- WR261:   23m   @ 7.0 g/t Au from 187m
           21m   @ 3.9 g/t Au from 229m
           13m   @ 8.4 g/t Au from 286m
           13m   @ 8.5 g/t Au from 343m

Excellent first pass drill results and rock chip samples from Biamena Prospect.

- Results for the two initial holes drilled at Biamena prospect were received during the quarter and included:

- BMA002:   24m   @ 3.41 g/t Au from 177m
  Including:   11m   @ 5.38 g/t Au from 181m

  The initial intercept in BMA002 is particularly significant as no previous drilling exists in the area and mineralisation encountered is completely open.

- Reconnaissance geological mapping on gridlines cut for the induced polarisation geophysical survey have outlined several new zones of mineralisation south of the main prospect area. Rock chip sampling obtained high grade gold, silver and base metal assays up to 88g/t Au, 400g/t Ag, 5.8% Cu and 2.3% Pb. The results more than double the footprint of the anomalous area at Biamena, and highlight the prospectivity of the area for porphyry copper-gold and related epithermal Au mineralisation.

### Nambonga North

Based 2 km northwest of Golpu, Nambonga North prospect has significant porphyry Cu/Au potential (similar to Golpu) and together with the polymetallic massive sulphide lode developed off the western margin of the intrusive could have a major positive impact on the economics of Wafi-Golpu project.

Results received for the mineralised porphyry stock during the quarter included:

- WR262:   178m  @ 1.2 g/t Au, 0.3 % Cu from 232m

- WR264:   213m  @ 1.1 g/t Au, 0.3% Cu from 300m

In addition, the down dip extension of the high-grade polymetallic Au-Zn-Ag-Pb sulphide lode adjacent to the porphyry mineralisation was also intersected:

- WR264:   6m   @ 3.6 g/t Au, 5.3 % Zn, 27 g/t Ag and 1.1 % Pb from 286m

Four rigs are now drilling at the prospect in order to accelerate the work programme. Additional drilling capacity is currently being sourced.



# FINANCIAL REVIEW FOR THE SECOND QUARTER ENDED 31 DECEMBER 2007

# OPERATING RESULTS – CONTINUING OPERATIONS (Rand/Metric)

| | | | Underground production – South Africa | | | | | | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Tshepong | Phakisa | Doorn-kop | Elands-rand | Target | Masimong | Evander Operations | Bambanani | Joel | Virgina Operations | Total SA Under-ground | Kalgold Surface | Project Phoenix | Other Surface | Total SA Surface | South African Total | Australia | PNG | Total Inter-national | Harmony Total |
| Ore milled | – t'000 | Dec–07 | 388 | 6 | 122 | 94 | 160 | 203 | 362 | 299 | 99 | 564 | 2 297 | 421 | 1 623 | 104 | 2 148 | 4 445 | – | – | – | 4 445 |
| | | Sep–07 | 386 | – | 126 | 289 | 150 | 241 | 372 | 238 | 81 | 574 | 2 457 | 336 | 1 577 | 134 | 2 047 | 4 504 | – | – | – | 4 504 |
| Gold Produced | – kg | Dec–07 | 2 202 | 18 | 392 | 576 | 725 | 905 | 2 176 | 1 595 | 455 | 2 131 | 11 175 | 858 | 268 | 102 | 1 228 | 12 403 | – | – | – | 12 403 |
| | | Sep–07 | 2 345 | – | 454 | 1 753 | 688 | 1 096 | 2 244 | 1 275 | 419 | 2 188 | 12 462 | 663 | 297 | 101 | 1 061 | 13 523 | – | – | – | 13 523 |
| Yield | – g/tonne | Dec–07 | 5.68 | 3.00 | 3.21 | 6.13 | 4.53 | 4.46 | 6.01 | 5.33 | 4.60 | 3.78 | 4.87 | 2.04 | 0.17 | 0.98 | 0.57 | 2.79 | – | – | – | 2.79 |
| | | Sep–07 | 6.08 | – | 3.60 | 6.07 | 4.59 | 4.55 | 6.03 | 5.36 | 5.17 | 3.81 | 5.07 | 1.97 | 0.19 | 0.75 | 0.52 | 3.00 | – | – | – | 3.00 |
| Cash Operating Costs | – R/kg | Dec–07 | 107 616 | 200 722 | 144 360 | 231 705 | 109 394 | 180 355 | 116 291 | 141 056 | 154 963 | 153 154 | 138 531 | 82 341 | 88 873 | 97 559 | 85 031 | 133 234 | – | – | – | 133 234 |
| | | Sep–07 | 104 334 | – | 139 205 | 137 315 | 131 888 | 173 958 | 110 860 | 158 769 | 163 928 | 156 390 | 135 776 | 109 582 | 73 327 | 109 010 | 99 379 | 132 920 | – | – | – | 132 920 |
| Cash Operating Costs | – R/tonne | Dec–07 | 611 | 602 | 464 | 1 420 | 496 | 804 | 699 | 752 | 712 | 579 | 674 | 168 | 15 | 96 | 49 | 372 | – | – | – | 372 |
| | | Sep–07 | 634 | – | 502 | 833 | 605 | 791 | 669 | 851 | 848 | 596 | 689 | 216 | 14 | 82 | 52 | 399 | – | – | – | 399 |
| Working Revenue | (R'000) | Dec–07 | 371 921 | 2 981 | 67 889 | 98 321 | 122 333 | 154 848 | 363 129 | 269 653 | 77 485 | 364 957 | 1 893 517 | 145 511 | 45 675 | 17 628 | 208 814 | 2 102 331 | – | – | – | 2 102 331 |
| | | Sep–07 | 366 461 | – | 70 601 | 273 085 | 106 477 | 171 164 | 350 933 | 202 629 | 64 888 | 341 129 | 1 947 367 | 103 184 | 46 024 | 15 548 | 164 756 | 2 112 123 | – | – | – | 2 112 123 |
| Cash Operating Costs | (R'000) | Dec–07 | 236 971 | 3 613 | 56 589 | 133 462 | 79 311 | 163 221 | 253 049 | 224 985 | 70 508 | 326 372 | 1 548 081 | 70 649 | 23 818 | 9 951 | 104 418 | 1 652 499 | – | – | – | 1 652 499 |
| | | Sep–07 | 244 664 | – | 63 199 | 240 713 | 90 739 | 190 658 | 248 769 | 202 430 | 68 686 | 342 181 | 1 692 039 | 72 653 | 21 778 | 11 010 | 105 441 | 1 797 480 | – | – | – | 1 797 480 |
| Cash Operating Profit | (R'000) | Dec–07 | 134 950 | (632) | 11 300 | (35 141) | 43 022 | (8 373) | 110 080 | 44 668 | 6 977 | 38 585 | 345 436 | 74 862 | 21 857 | 7 677 | 104 396 | 449 832 | – | – | – | 449 832 |
| | | Sep–07 | 121 797 | – | 7 402 | 32 372 | 15 738 | (19 494) | 102 164 | 199 | (3 798) | (1 052) | 255 328 | 30 531 | 24 246 | 4 538 | 59 315 | 314 643 | – | – | – | 314 643 |
| Capital Expenditure | (R'000) | Dec–07 | 50 009 | 60 520 | 93 926 | 56 350 | 49 671 | 32 466 | 63 306 | 38 450 | 10 305 | 38 949 | 493 952 | 2 030 | 2 375 | 34 746 | 39 151 | 533 103 | – | 274 832 | 274 832 | 807 935 |
| | | Sep–07 | 51 777 | 62 276 | 71 296 | 83 697 | 33 983 | 30 167 | 70 148 | 25 078 | 11 394 | 42 977 | 482 793 | 2 031 | 650 | 28 415 | 31 096 | 513 889 | – | 160 704 | 160 704 | 674 593 |

Evander Operations – Evander 5, Evander 7 and Evander 8

Virgina Operations – Harmony 2, Merriespruit 1 and 3, Unisel and Brand

# OPERATING RESULTS INCLUDING DISCONTINUED OPERATIONS (Rand/Metric)

| | | | Underground production – South Africa | | | | | | | | | | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Tshepong | Phakisa | Doorn-kop | Elands-rand | Target | Masimong | Evander Operations | Rand-fontein Operations | Bamba-nani | Joel | Virgina Opera-tions | St Helena | ARMgold | Total SA Under-ground | Kalgold Surface | Project Phoenix | Cooke plant Operations | Other Surface | Total SA Surface | South Africa Total | Australia | PNG | Total Inter-national | Harmony Total |
| Ore milled | – t'000 | Dec–07 | 388 | 6 | 122 | 94 | 160 | 203 | 362 | 308 | 299 | 99 | 564 | 25 | 212 | 2 842 | 421 | 1 623 | 659 | 104 | 2 807 | 5 649 | 603 | – | 603 | 6 252 |
| | | Sep–07 | 386 | – | 126 | 289 | 150 | 241 | 372 | 321 | 238 | 81 | 574 | 53 | 198 | 3 029 | 336 | 1 577 | 513 | 134 | 2 560 | 5 589 | 672 | – | 672 | 6 261 |
| Gold Produced | – kg | Dec–07 | 2 202 | 18 | 392 | 576 | 725 | 905 | 2 176 | 1 610 | 1 595 | 455 | 2 131 | 84 | 741 | 13 610 | 858 | 268 | 308 | 102 | 1 536 | 15 146 | 1 946 | – | 1 946 | 17 092 |
| | | Sep–07 | 2 345 | – | 454 | 1 753 | 688 | 1 096 | 2 244 | 1 968 | 1 275 | 419 | 2 188 | 176 | 736 | 15 342 | 663 | 297 | 272 | 101 | 1 333 | 16 675 | 1 260 | – | 1 260 | 17 935 |
| Yield | – g/tonne | Dec–07 | 5.68 | 3.00 | 3.21 | 6.13 | 4.53 | 4.46 | 6.01 | 5.23 | 5.33 | 4.60 | 3.78 | 3.36 | 3.50 | 4.79 | 2.04 | 0.17 | 0.47 | 0.98 | 0.55 | 2.68 | 3.23 | – | 3.23 | 2.73 |
| | | Sep–07 | 6.08 | – | 3.60 | 6.07 | 4.59 | 4.55 | 6.03 | 6.13 | 5.36 | 5.17 | 3.81 | 3.32 | 3.72 | 5.07 | 1.97 | 0.19 | 0.53 | 0.75 | 0.52 | 2.98 | 1.88 | – | 1.88 | 2.86 |
| Cash Operating Costs | – R/kg | Dec–07 | 107 616 | 200 722 | 144 360 | 231 705 | 109 394 | 180 355 | 116 291 | 121 625 | 141 056 | 154 963 | 153 154 | 420 821 | 182 009 | 140 640 | 82 341 | 88 873 | 113 390 | 97 559 | 90 717 | 135 578 | 98 719 | – | 98 719 | 131 381 |
| | | Sep–07 | 104 334 | – | 139 205 | 137 315 | 131 888 | 173 958 | 110 860 | 108 816 | 158 769 | 163 928 | 156 390 | 259 523 | 197 072 | 136 678 | 109 582 | 73 327 | 80 272 | 109 010 | 95 480 | 133 384 | 146 588 | – | 146 588 | 134 312 |
| Cash Operating Costs | – R/tonne | Dec–07 | 611 | 602 | 464 | 1 420 | 496 | 804 | 699 | 636 | 752 | 712 | 579 | 1 414 | 636 | 674 | 168 | 15 | 53 | 96 | 50 | 364 | 319 | – | 319 | 359 |
| | | Sep–07 | 634 | – | 502 | 833 | 605 | 791 | 669 | 667 | 851 | 848 | 596 | 862 | 733 | 692 | 216 | 14 | 43 | 82 | 50 | 398 | 275 | – | 275 | 385 |
| Working Revenue | (R'000) | Dec–07 | 371 921 | 2 981 | 67 889 | 98 321 | 122 333 | 154 848 | 363 129 | 279 270 | 269 653 | 77 485 | 364 957 | 13 881 | 128 053 | 2 314 721 | 145 511 | 45 675 | 52 652 | 17 628 | 261 466 | 2 576 187 | 324 424 | – | 324 424 | 2 900 611 |
| | | Sep–07 | 366 461 | – | 70 601 | 273 085 | 106 477 | 171 164 | 350 933 | 307 438 | 202 629 | 64 888 | 341 129 | 27 481 | 114 303 | 2 396 589 | 103 184 | 46 024 | 42 402 | 15 548 | 207 158 | 2 603 747 | 191 438 | – | 191 438 | 2 795 185 |
| Cash Operating Costs | (R'000) | Dec–07 | 236 971 | 3 613 | 56 589 | 133 462 | 79 311 | 163 221 | 253 049 | 195 816 | 224 985 | 70 508 | 326 372 | 35 349 | 134 869 | 1 914 115 | 70 649 | 23 818 | 34 924 | 9 951 | 139 342 | 2 053 457 | 192 107 | – | 192 107 | 2 245 564 |
| | | Sep–07 | 244 664 | – | 63 199 | 240 713 | 90 739 | 190 658 | 248 769 | 214 150 | 202 430 | 68 686 | 342 181 | 45 676 | 145 045 | 2 096 910 | 72 653 | 21 778 | 21 834 | 11 010 | 127 275 | 2 224 185 | 184 701 | – | 184 701 | 2 408 886 |
| Cash Operating Profit | (R'000) | Dec–07 | 134 950 | (632) | 11 300 | (35 141) | 43 022 | (8 373) | 110 080 | 83 454 | 44 668 | 6 977 | 38 585 | (21 468) | (6 816) | 400 606 | 74 862 | 21 857 | 17 728 | 7 677 | 122 124 | 522 730 | 132 317 | – | 132 317 | 655 047 |
| | | Sep–07 | 121 797 | – | 7 402 | 32 372 | 15 738 | (19 494) | 102 164 | 93 288 | 199 | (3 798) | (1 052) | (18 195) | (30 742) | 299 679 | 30 531 | 24 246 | 20 568 | 4 538 | 79 883 | 379 562 | 6 737 | – | 6 737 | 386 299 |
| Capital Expenditure | (R'000) | Dec–07 | 50 009 | 60 520 | 93 926 | 56 350 | 49 671 | 32 466 | 63 306 | 35 187 | 38 450 | 10 305 | 38 949 | 834 | 977 | 530 950 | 2 030 | 2 375 | 573 | 34 746 | 39 724 | 570 674 | 28 095 | 274 832 | 302 927 | 873 601 |
| | | Sep–07 | 51 777 | 62 276 | 71 296 | 83 697 | 33 983 | 30 167 | 70 148 | 42 556 | 25 078 | 11 394 | 42 977 | 3 335 | 25 380 | 554 064 | 2 031 | 650 | 20 | 28 415 | 31 116 | 585 180 | 91 516 | 160 704 | 252 220 | 837 400 |

Evander Operations – Evander 5, Evander 7 and Evander 8

Randfontein Operations – Cooke 1, Cooke 2 and Cooke 3

Virgina Operations – Harmony 2, Merriespruit 1 and 3, Unisel and Brand

# CONDENSED CONSOLIDATED INCOME STATEMENT (Rand)

| | Notes | For the quarter ended | | | For the six months ended | |
|---|---|---|---|---|---|---|
| | | December 2007 (Unaudited) R million | September 2007 (Unaudited) (restated)* R million | December 2006 (Unaudited) (restated)* R million | December 2007 R million | December 2006 (restated)* R million |
| **Continuing operations** | | | | | | |
| Revenue | | 2 102 | 2 112 | 1 952 | 4 214 | 4 003 |
| Production cost | | (1 652) | (1 798) | (1 384) | (3 450) | (2 736) |
| Amortisation and depreciation | | (228) | (201) | (130) | (429) | (351) |
| Corporate expenditure | | (68) | (72) | (60) | (140) | (116) |
| Exploration expenditure | | (42) | (44) | (51) | (86) | (85) |
| Care and maintenance costs of restructured shafts | | (10) | (9) | (16) | (19) | (32) |
| Employment termination and restructuring costs | 2 | (75) | – | – | (75) | – |
| Share-based compensation | | (9) | (10) | (12) | (19) | (23) |
| (Loss)/gain on financial instruments | | (14) | 4 | 17 | (10) | 36 |
| Provision for doubtful debt | 3 | (75) | – | – | (75) | – |
| Other (expenses)/income – net | | (6) | (19) | 41 | (25) | 71 |
| **Operating (loss)/profit** | | (77) | (37) | 357 | (114) | 767 |
| Profit/(loss) from associates | | – | – | 30 | – | (18) |
| Mark-to-market of listed investments | | – | 33 | 27 | 33 | 51 |
| Loss on sale of listed investments | 4 | – | (459) | – | (459) | – |
| Profit on sale of investment in associate | 4 | – | – | 236 | – | 236 |
| Investment income | | 74 | 67 | 42 | 141 | 78 |
| Finance cost** | | (138) | (121) | (97) | (259) | (184) |
| **(Loss)/profit before taxation** | | (141) | (517) | 595 | (658) | 930 |
| Taxation | | (54) | 2 | (134) | (52) | (262) |
| **Net (loss)/profit from continuing operations** | | (195) | (515) | 461 | (710) | 668 |
| **Discontinued operations** | 5 | | | | | |
| Profit/(loss) from discontinued operations | | 226 | (44) | 10 | 182 | 85 |
| Loss on the sale of the South Kal operations | | (51) | – | – | (51) | – |
| Profit/(loss) from measurement to fair value less cost to sell | | 66 | (7) | – | 59 | – |
| **Net profit/(loss)** | | 46 | (566) | 471 | (520) | 753 |
| (Loss)/earnings per share from continuing operations attributable to the equity holders of the company during the year (cents) | 6 | | | | | |
| – Basic (loss)/earnings | | (49) | (129) | 116 | (178) | 168 |
| – Headline (loss)/earnings | | (43) | (30) | 43 | (73) | 92 |
| – Fully diluted (loss)/earnings | | (48) | (128) | 114 | (176) | 166 |
| Earnings/(loss) per share from discontinuing operations attributable to the equity holders of the company during the year (cents) | 6 | | | | | |
| – Basic earnings/(loss) | | 60 | (13) | 3 | 47 | 21 |
| – Headline earnings/(loss) | | 57 | (11) | 2 | 46 | 21 |
| – Fully diluted earnings/(loss) | | 59 | (13) | 2 | 46 | 21 |

 * The comparative figures were adjusted to exclude further discontinued operations. See Note 3.

** The comparative figures were adjusted to exclude interest capitalised. See Note 1b.

# CONDENSED CONSOLIDATED BALANCE SHEET (Rand)

| | Notes | At December 2007 R million | At September 2007 (Unaudited) R million | At June 2007 (Audited) R million |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Non-current assets** | | | | |
| Property, plant and equipment | | 25 133 | 25 015 | 24 506 |
| Intangible assets | | 2 307 | 2 308 | 2 307 |
| Restricted cash | | 81 | 5 | 5 |
| Investments in financial assets | 7 | 1 402 | 1 461 | 1 387 |
| Investments in associates | | 7 | 7 | 7 |
| Deferred income tax | | 2 462 | 2 396 | 2 321 |
| Trade and other receivables | | 39 | 100 | 95 |
| | | 31 431 | 31 292 | 30 628 |
| **Current assets** | | | | |
| Inventories | | 709 | 790 | 742 |
| Investments in financial assets | 7 | – | – | 2 484 |
| Trade and other receivables | | 851 | 778 | 918 |
| Income and mining taxes | | 41 | 26 | 16 |
| Restricted cash | | – | – | 274 |
| Cash and cash equivalents | | 425 | 1 567 | 711 |
| | | 2 026 | 3 161 | 5 145 |
| Non-current assets classified as held for sale | 5 | 2 001 | 1 383 | 1 284 |
| | | 4 027 | 4 544 | 6 429 |
| **Total assets** | | 35 458 | 35 836 | 37 057 |
| **EQUITY AND LIABILITIES** | | | | |
| **Share capital and reserves** | | | | |
| Share capital | | 25 677 | 25 652 | 25 636 |
| Other reserves | | 84 | 20 | (349) |
| Accumulated loss | | (2 124) | (2 175) | (1 604) |
| | | 23 637 | 23 497 | 23 683 |
| **Non-current liabilities** | | | | |
| Borrowings | 8 | 1 878 | 3 842 | 1 743 |
| Deferred income tax | | 5 191 | 5 119 | 5 031 |
| Provisions for other liabilities and charges | | 1 082 | 1 231 | 1 216 |
| | | 8 151 | 10 192 | 7 990 |
| **Current liabilities** | | | | |
| Trade and other payables | | 981 | 1 421 | 1 755 |
| Borrowings | 8 | 1 995 | 15 | 2 855 |
| Bank overdraft | | – | – | 220 |
| Shareholders for dividends | | 7 | 7 | 7 |
| | | 2 983 | 1 443 | 4 837 |
| Liabilities directly associated with non-current assets classified as held for sale | 5 | 687 | 704 | 547 |
| | | 3 670 | 2 147 | 5 384 |
| **Total equity and liabilities** | | 35 458 | 35 836 | 37 057 |
| Number of ordinary shares in issue | | 400 196 978 | 400 011 182 | 399 608 384 |
| Net asset value per share (cents) | | 5 906 | 5 874 | 5 927 |

The accompanying notes are an integral part of these condensed consolidated financials statements.

# CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Rand)

| | Issued share capital<br>R million | Other reserves<br>R million | Accumulated loss<br>R million | Total<br>R million |
|---|---|---|---|---|
| Balance – 30 June 2007 (as previously reported) | 25 636 | (349) | (1 681) | 23 606 |
| Change in accounting policy for the capitalisation of interest on assets under construction | – | – | 77 | 77 |
| Balance – 30 June 2007 (restated) | 25 636 | (349) | (1 604) | 23 683 |
| Issue of share capital | 41 | – | – | 41 |
| Currency translation adjustment and other | – | 433 | – | 433 |
| Net loss | – | – | (520) | (520) |
| Balance as at 31 December 2007 | 25 677 | 84 | (2 124) | 23 637 |
| | | | | |
| Balance – 30 June 2006 (as previously reported) | 25 489 | (271) | (2 015) | 23 203 |
| Change in accounting policy for the capitalisation of interest on assets under construction | – | – | 48 | 48 |
| Balance – 30 June 2006 (restated) | 25 489 | (271) | (1 967) | 23 251 |
| Issue of share capital | 99 | – | – | 99 |
| Currency translation adjustment and other | – | 85 | – | 85 |
| Net profit | – | – | 753 | 753 |
| Balance as at 31 December 2006 | 25 588 | (186) | (1 214) | 24 188 |

# CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Rand)

| | Notes | Three months ended | | Six months ended | |
| --- | --- | --- | --- | --- | --- |
| | | December 2007 (Unaudited) R million | September 2007 (Unaudited) R million | December 2007 R million | December 2006 R million |
| **Cash flow from operating activities** | | | | | |
| Cash (utilised)/generated by operations | | (376) | 54 | (322) | 958 |
| Interest and dividends received | | 76 | 69 | 145 | 81 |
| Interest paid | | (118) | (59) | (177) | (95) |
| Income and mining taxes paid | | (9) | (12) | (21) | (6) |
| Cash (utilised)/generated by operating activities | | (427) | 52 | (375) | 938 |
| **Cash flow from investing activities** | | | | | |
| (Increase)/decrease in restricted cash | | (71) | 274 | 203 | – |
| Net proceeds on disposal of listed investments | 4 | – | 1 310 | 1 310 | 30 |
| Net additions to property, plant and equipment | | (734) | (833) | (1 567) | (1 058) |
| Other investing activities | | 65 | (51) | 14 | (14) |
| Cash (utilised)/generated by investing activities | | (740) | 700 | (40) | (1 042) |
| **Cash flow from financing activities** | | | | | |
| Long-term loans raised | 8 | 10 | 2 088 | 2 098 | – |
| Long-term loans repaid | 8 | – | (1 802) | (1 802) | (1) |
| Ordinary shares issued – net of expenses | | 5 | 19 | 24 | 98 |
| Cash generated by financing activities | | 15 | 305 | 320 | 97 |
| Foreign currency translation adjustments | | 16 | 20 | 36 | 5 |
| Net (decrease)/increase in cash and equivalents | | (1 136) | 1 077 | (59) | (2) |
| Cash and equivalents – beginning of period | | 1 571 | 494 | 494 | 906 |
| Cash and equivalents – end of period | 9 | 435 | 1 571 | 435 | 904 |

# NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2007

1. Accounting policies

   (a) Basis of accounting

   The condensed consolidated interim financial statements for the period ended 31 December 2007 have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS), which are consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2007, except for accounting policy changes made after the date of the annual financial statements. These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with the financial statements for the year ended 30 June 2007.

   New accounting standards and IFRIC interpretations

   Certain new accounting standards and IFRIC interpretations have been published that are mandatory for accounting periods beginning on or after 1 January 2008. These new standards and interpretations have not been early adopted by the Group and a reliable estimate of the impact of the adoption thereof for the Group cannot yet be determined for all of them, as management are still in the process of determining the impact thereof on future financial statements.

   At the date of finalising of these financial statements, the following Standards and Interpretations were in issue but not yet effective:

| Title | Effective date |
|---|---|
| *New Statement* | |
| • IFRS 8 – Operating Segments | ^ Financial year commencing on or after 1 January 2009 |
| *Amendments* | |
| • IAS 1 (Revised) – Presentation of Financial Statements | ^ Financial year commencing on or after 1 January 2009 |
| • IAS 27 (Revised) – Consolidated and Separate Financial Statements | # Financial year commencing on or after 1 July 2009 |
| • IFRS 3 (Revised) – Business Combination | # Financial year commencing on or after 1 July 2009 |
| *New Interpretation* | |
| • IFRIC 12 – Service Concession Arrangements | * Financial year commencing on or after 1 January 2008 |
| • IFRIC 13 – Customer Loyalty Programmes | * Financial year commencing on or after 1 July 2008 |
| • IFRIC 14 – IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interactions | # Financial year commencing on or after 1 January 2008 |

   ^ *Affects disclosure*
   * *Will not impact materially*
   # *Not yet assessed*

(b) Implementation of accounting policy

IAS 23 (Revised) – Borrowing Costs: The company early adopted IAS 23 (Revised) – Borrowing Costs, retrospectively as of 1 July 2000, which requires that management capitalise borrowing costs directly attributable to the acquisition and construction of qualifying assets. Qualifying assets are assets that take a substantial time to get ready for their intended use.

The impact of this adjustment was as follows:

| | Quarter ended | | | Six months ended | |
| | December 2007 (Unaudited) R million | September 2007 (Unaudited) R million | December 2006 (Unaudited) R million | December 2007 R million | December 2006 R million |
| --- | --- | --- | --- | --- | --- |
| Effect on net loss: | | | | | |
| Decrease in interest expense | 21 | 8 | 6 | 29 | 12 |
| Income tax | (6) | (2) | (2) | (8) | (3) |
| Decrease in net loss | 15 | 6 | 4 | 21 | 9 |
| Effect on opening accumulated loss: | | | | | |
| Decrease in interest expense | 116 | 108 | 74 | 108 | 68 |
| Income tax | (33) | (31) | (22) | (31) | (20) |
| Decrease in accumulated loss | 83 | 77 | 52 | 77 | 48 |

The borrowing costs are capitalised to the cost of those assets, until such time as the assets are substantially ready for their intended use.

All other borrowing costs are dealt with in the income statement in the period in which they are incurred.

2. Employment termination and restructuring costs

During the December 2007 quarter, a voluntary retrenchment process was commenced due to the decision to decentralise services.

3. Provision for doubtful debts

The full amount outstanding on the sale of the Deelkraal surface asset was provided for as there is uncertainty whether the consideration will be received. This does not take into account any amounts that may be recovered if the assets are salvaged.

4. Loss on sale of listed investments

Harmony accounted for its 29.2% stake in Western Areas Limited through its subsidiary, ARMgold/Harmony Joint Investment Company Pty Ltd, on the equity basis of accounting until 1 December 2006. On this date Harmony accepted Gold Fields Limited's (GFI) offer of 35 GFI shares for every 100 Western Area Limited shares held. The remaining investment in these GFI shares were sold during the September 2007 quarter for a loss of R459 million.

5.  Non-current assets held for sale and discontinued operations

    The assets and liabilities related to Mt Magnet and South Kal (operations in Australia), ARMgold Welkom and Orkney operations (operations in the Free State and Northwest areas), and Kudu and Sable (operations in the Free State area), have been presented as held for sale on 30 June 2007.

    On 6 December 2007, the sale relating to the South Kal operation (operation in Australia) was concluded at a loss, net of tax, of R51 million and the assets were derecognised.

    The assets and liabilities relating to the Cooke 1, Cooke 2, Cooke 3, Cooke plant and relating surface operations (operations in the Gauteng area) have been presented as held for sale following the approval of the Group's management on 16 October 2007.

    Underground operations at St Helena shaft were ceased during November 2007 and was classified as a discontinued operation.

    The comparative results have been restated due to these reclassifications.


6.  (Loss)/earnings per share

    (Loss)/earnings per share is calculated on the weighted average number of shares in issue for the quarter ended 31 December 2007: 399.8 million (30 September 2007: 399.5 million, 31 December 2006: 397.7 million) and the six months ended 31 December 2007: 399.7 million (31 December 2006: 397.7 million).

    The fully diluted (loss)/earnings per share is calculated on weighted average number of diluted shares in issue for the quarter ended 31 December 2007: 402.1 million (30 September 2007: 402.8 million, 31 December 2006: 403.7 million) and the six months ended 31 December 2007: 402.4 million (31 December 2006: 403.7 million). The effect of the share options is anti-dilutive.

| | Quarter ended | | | Six months ended | |
|---|---|---|---|---|---|
| | December 2007 *(Unaudited)* | September 2007 *(Unaudited)* | December 2006 *(Unaudited)* | December 2007 | December 2006 |
| Total earnings/(loss) per share (cents): | | | | | |
| Basic earnings/(loss) | 11 | (142) | 119 | (131) | 189 |
| Headline earnings/(loss) | 14 | (41) | 45 | (27) | 113 |
| Fully diluted earnings/(loss) | 11 | (141) | 116 | (130) | 187 |
| | *R million* | *R million* | *R million* | *R million* | *R million* |
| Reconciliation of headline earnings/(loss): | | | | | |
| Continued operations | | | | | |
| Net (loss)/profit | (195) | (515) | 461 | (710) | 668 |
| *Adjusted for, net of tax:* | | | | | |
| Profit on sale of property, plant and equipment | (29) | (2) | (71) | (27) | (84) |
| Loss on sale of listed investment (Gold Fields) | – | 392 | – | 392 | – |
| Profit on sale of associate (Western Areas) | – | – | (220) | – | (220) |
| Provision for doubtful debt | 53 | – | – | 53 | – |
| Headline (loss)/profit | (171) | (125) | 170 | (292) | 364 |
| Discontinued operations | | | | | |
| Net profit/(loss) | 241 | (51) | 10 | 190 | 85 |
| *Adjusted for:* | | | | | |
| (Profit)/loss on sale of property, plant and equipment | 51 | – | (2) | 51 | (2) |
| Loss on sale of listed investment (GBS investment) | – | – | – | – | 1 |
| Impairment of assets | (66) | 7 | – | (59) | – |
| Headline profit/(loss) | 226 | (44) | 8 | 182 | 84 |
| Total headline profit/(loss) | 55 | (169) | 178 | (110) | 448 |

7.  Investment in financial assets

| | December 2007 R million | September 2007 *(Unaudited)* R million | June 2007 *(Audited)* R million |
|---|---|---|---|
| Current | | | |
| Investment in African Rainbow Minerals Limited (see Note 8) | – | – | 1 051 |
| Investment in GoldFields Limited (see Note 4) | – | – | 1 433 |
| | – | – | 2 484 |
| Non-current | | | |
| Environmental Trust Funds | 1 233 | 1 368 | 1 332 |
| Other | 169 | 93 | 55 |
| | 1 402 | 1 461 | 3 871 |

## 8. Borrowings

| | December 2007 R million | September 2007 (Unaudited) R million | June 2007 (Audited) R million |
|---|---|---|---|
| **Unsecured long-term borrowings** | | | |
| Convertible unsecured fixed rate bonds | 1 583 | 1 562 | 1 541 |
| Africa Vanguard Resources (Proprietary) Limited | 32 | 32 | 32 |
| | 1 615 | 1 594 | 1 573 |
| *Less:* Short-term portion | – | – | – |
| **Total unsecured long-term borrowings** | 1 615 | 1 594 | 1 573 |
| **Secured long-term borrowings** | | | |
| Westpac Bank Limited[1] | 100 | 88 | 2 |
| Africa Vanguard Resources (Doornkop) (Pty) Limited (Nedbank Limited) | 181 | 175 | 170 |
| ARM Empowerment Trust 1 (Nedbank Limited)[2] | – | – | 450 |
| ARM Empowerment Trust 2 (Nedbank Limited)[2] | – | – | 601 |
| Rand Merchant Bank | – | – | 1 802 |
| Nedbank Limited | 2 000 | 2 000 | – |
| *Less:* Transaction costs | (23) | – | – |
| | 2 258 | 2 263 | 3 025 |
| *Less:* Short-term portion | (1 995) | (15) | (2 855) |
| **Total unsecured long-term borrowings** | 263 | 2 248 | 170 |
| **Total long-term borrowings** | 1 878 | 3 842 | 1 743 |

[1]  The lease was entered into for the purchase of mining fleet to be used on the Hidden Valley project.

The future minimum lease payments are as follows:

| | December 2007 R million | September 2007 (Unaudited) R million | June 2007 (Audited) R million |
|---|---|---|---|
| Due within one year | 26 | 21 | – |
| Due between one and five years | 97 | 83 | – |
| | 123 | 104 | – |

[2]  The guarantees relating to the Nedbank loans were cancelled on 28 September 2007 and consequently Harmony has no further obligations to Nedbank. The ARM investment and associated Nedbank loans were derecognised from this date.

## 9. Cash and cash equivalents

*Comprises:*

| | December 2007 R million | September 2007 (Unaudited) R million | December 2006 R million |
|---|---|---|---|
| Continuing operations | 425 | 1 567 | 904 |
| Discontinued operations | 10 | 4 | – |
| **Total cash and cash equivalents** | 435 | 1 571 | 904 |

### 10. Commitments and contingencies

| | December 2007 R million | September 2007 (Unaudited) R million | June 2007 (Audited) R million |
|---|---|---|---|
| **Capital expenditure commitments** | | | |
| Contracts for capital expenditure | 819 | 462 | 352 |
| Authorised by the directors but not contracted for | 1 987 | 1 870 | 1 881 |
| | 2 806 | 2 332 | 2 233 |

This expenditure will be financed from existing resources
and where appropriate, borrowings.

| **Contingent liabilities** | | | |
|---|---|---|---|
| Guarantees and suretyships | 18 | 18 | 18 |
| Environmental guarantees | 152 | 129 | 129 |
| | 170 | 147 | 147 |

### 11. Subsequent events

On 24 January 2008, ESKOM advised Harmony that it would be interrupting the power supply to the Company's South African operations. As the safety of the miners could not be guaranteed, mining was halted for four days, after which shafts operated at between 60% – 80%. A meeting between ESKOM and its industrial consumers was held on 29 January 2008, whereby ESKOM committed to supplying 90% of the Company's electricity demand prior to the shut down. This came into effect on 1 February 2008. Management is restructuring operating processes in order to gain the most effective and efficient use of the electricity allotted. At this stage, the effect of the interruption as well as the decreased power supply has not been quantified but will impact on the gold production.

### 12. Segment report

The primary reporting format of the Company is by business segment. As there is only one business segment, being mining, extraction and production of gold, the relevant disclosures have been given in the condensed consolidated financial statements.

### 13. Review report

The condensed consolidated financial statements for the six months ended 31 December 2007 on pages 24 to 33 have been reviewed in accordance with International Standards on Review Engagements 2410 – *"Review of interim financial information performed by the Independent Auditors of the entity"* by PricewaterhouseCoopers Inc. Their unqualified review opinion is available for inspection at the Company's registered office.

# DETAILED OPERATING INFORMATION YEAR TO DATE 31 DECEMBER 2007 (Rand/Metric)

| South Africa | Revenue R million | Cash operating cost R million | Cash operating profit/(loss) R million | Capital expenditure R million | Kilograms gold | Tonnes milled T'000 | Grade | Operating cost R/kg |
|---|---|---|---|---|---|---|---|---|
| Tshepong | 738 | 482 | 256 | 102 | 4 547 | 774 | 5.87 | 105 924 |
| Phakisa | 3 | 4 | (1) | 123 | 18 | 6 | 3.00 | 200 722 |
| Doornkop | 138 | 120 | 18 | 165 | 846 | 248 | 3.41 | 141 593 |
| Elandsrand | 371 | 374 | (3) | 140 | 2 329 | 383 | 6.08 | 160 659 |
| Target | 229 | 170 | 59 | 84 | 1 413 | 310 | 4.56 | 120 347 |
| Masimong | 326 | 354 | (28) | 63 | 2 001 | 444 | 4.51 | 176 851 |
| Evander Operations | | | | | | | | |
| Evander 5 | 166 | 134 | 32 | 21 | 1 025 | 171 | 5.99 | 130 566 |
| Evander 7 | 209 | 148 | 61 | 63 | 1 296 | 204 | 6.35 | 114 509 |
| Evander 8 | 339 | 220 | 119 | 49 | 2 099 | 359 | 5.85 | 104 614 |
| Evander 9 | – | – | – | – | – | – | – | – |
| Total Evander Operations | 714 | 502 | 212 | 133 | 4 420 | 734 | 6.02 | 113 533 |
| Bambanani | 472 | 427 | 45 | 64 | 2 870 | 537 | 5.34 | 148 925 |
| Joel | 142 | 139 | 3 | 22 | 874 | 180 | 4.86 | 159 261 |
| Virginia Operations | | | | | | | | |
| Harmony 2 | 143 | 134 | 9 | 17 | 875 | 249 | 3.51 | 153 454 |
| Merriespruit 1 | 116 | 119 | (3) | 16 | 706 | 193 | 3.64 | 168 706 |
| Merriespruit 3 | 117 | 118 | (1) | 16 | 715 | 215 | 3.33 | 164 669 |
| Unisel | 196 | 163 | 33 | 20 | 1 197 | 266 | 4.50 | 136 133 |
| Brand 3 | 135 | 126 | 9 | 12 | 826 | 215 | 3.84 | 152 663 |
| Brand 5 | – | 8 | (8) | – | – | – | – | – |
| Total Virginia Operations | 707 | 668 | 39 | 81 | 4 319 | 1 138 | 4.00 | 163 664 |
| Kalgold | 249 | 143 | 106 | 4 | 1 521 | 757 | 2.01 | 94 216 |
| Project Phoenix | 92 | 46 | 46 | 3 | 565 | 3 200 | 0.18 | 80 701 |
| Other entities | 33 | 21 | 12 | 63 | 203 | 238 | 0.86 | 101 724 |
| Total South Africa | 4 214 | 3 450 | 764 | 1 047 | 25 926 | 8 949 | 2.90 | 133 053 |
| Australia | | | | | | | | |
| PNG | – | – | – | 436 | – | – | – | – |
| Total Australia | – | – | – | 436 | – | – | – | – |
| Total Harmony – Continuing Operations | 4 214 | 3 450 | 764 | 1 483 | 25 926 | 8 949 | 2.90 | 133 053 |

| | Revenue R million | Cash operating cost R million | Cash operating profit/(loss) R million | Capital expenditure R million | Kilograms gold | Tonnes milled T'000 | Grade | Operating cost R/kg |
|---|---|---|---|---|---|---|---|---|
| Discontinued Operations South Africa | | | | | | | | |
| Orkney 2 | 112 | 110 | 2 | 6 | 681 | 126 | 5.45 | 161 722 |
| Orkney 4 | 89 | 110 | (21) | 9 | 542 | 163 | 3.33 | 202 648 |
| Orkney 7 | 42 | 60 | (18) | 11 | 254 | 121 | 2.10 | 236 012 |
| ARM surface | – | – | – | – | – | – | – | – |
| Kudu/Sable | – | – | – | – | – | – | – | – |
| St Helena | 41 | 81 | (40) | 4 | 260 | 78 | 3.33 | 311 635 |
| Cooke 1 | 158 | 123 | 35 | 8 | 967 | 161 | 6.00 | 127 562 |
| Cooke 2 | 181 | 110 | 71 | 17 | 1 101 | 184 | 5.98 | 100 070 |
| Cooke 3 | 247 | 177 | 70 | 53 | 1 510 | 284 | 5.32 | 116 930 |
| Cooke Plant Operations | 95 | 57 | 38 | 1 | 580 | 1 172 | 0.49 | 97 859 |
| Total South Africa | 965 | 828 | 137 | 109 | 5 895 | 2 289 | 2.55 | 132 579 |
| Australia | | | | | | | | |
| Mt Magent | 379 | 272 | 107 | 28 | 2 342 | 842 | 2.78 | 116 318 |
| South Kal | 137 | 105 | 32 | 91 | 864 | 433 | 2.00 | 120 812 |
| Total Australia | 516 | 377 | 139 | 119 | 3 206 | 1 275 | 2.51 | 117 532 |
| Total Harmony – Discontinued Operations | 1 481 | 1 205 | 276 | 228 | 9 101 | 3 564 | 2.54 | 132 394 |
| Total Harmony | 5 695 | 4 655 | 1 040 | 1 711 | 35 027 | 12 513 | 2.80 | 132 882 |

## DETAILED OPERATING INFORMATION YEAR TO DATE 31 DECEMBER 2006 (Rand/Metric)

| South Africa | Revenue R million | Cash operating cost R million | Cash operating profit/(loss) R million | Capital expenditure R million | Kilograms gold | Tonnes milled T'000 | Grade | Operating cost R/kg |
|---|---|---|---|---|---|---|---|---|
| Tshepong | 774 | 408 | 366 | 94 | 5 390 | 880 | 6.13 | 75 682 |
| Phakisa | – | – | – | 115 | – | – | – | – |
| Doornkop | 140 | 107 | 33 | 118 | 975 | 267 | 3.65 | 110 117 |
| Elandsrand | 447 | 358 | 89 | 120 | 3 096 | 530 | 5.84 | 115 630 |
| Target | 304 | 117 | 187 | 42 | 2 110 | 399 | 5.29 | 55 333 |
| Masimong | 340 | 250 | 90 | 53 | 2 356 | 487 | 4.84 | 106 119 |
| Evander Operations | | | | | | | | |
| Evander 5 | 121 | 109 | 12 | 21 | 832 | 187 | 4.45 | 131 209 |
| Evander 7 | 123 | 114 | 9 | 41 | 851 | 196 | 4.35 | 133 697 |
| Evander 8 | 268 | 168 | 100 | 39 | 1 845 | 394 | 4.68 | 90 800 |
| Evander 9 | – | – | – | – | – | – | – | – |
| Total Evander Operations | 512 | 391 | 121 | 101 | 3 528 | 777 | 4.54 | 110 678 |
| Bambanani | 496 | 402 | 94 | 60 | 3 458 | 700 | 4.94 | 116 307 |
| Joel | 214 | 124 | 90 | 16 | 1 489 | 280 | 5.32 | 83 486 |
| Virginia Operations | | | | | | | | |
| Harmony 2 | 90 | 100 | (10) | 14 | 622 | 215 | 2.89 | 161 327 |
| Merriespruit 1 | 107 | 83 | 24 | 11 | 743 | 219 | 3.40 | 111 793 |
| Merriespruit 3 | 98 | 81 | 17 | 10 | 680 | 205 | 3.31 | 119 648 |
| Unisel | 179 | 108 | 71 | 17 | 1 240 | 283 | 4.38 | 87 428 |
| Brand 3 | 101 | 85 | 16 | 4 | 702 | 211 | 3.32 | 120 975 |
| Brand 5 | 1 | 6 | (5) | – | 10 | 4 | 2.60 | 549 731 |
| Total Virginia Operations | 576 | 463 | 113 | 56 | 3 997 | 1 137 | 3.51 | 115 993 |
| Kalgold | 136 | 91 | 45 | 2 | 945 | 944 | 1.00 | 96 352 |
| Project Phoenix | 44 | 23 | 21 | – | 310 | 799 | 0.39 | 72 205 |
| Other entities | 20 | 2 | 18 | 39 | 98 | 152 | 0.65 | 17 054 |
| Total South Africa | 4 003 | 2 736 | 1 267 | 816 | 27 752 | 7 352 | 3.78 | 98 578 |
| Australia PNG | – | – | – | 132 | – | – | – | – |
| Total Australia | – | – | – | 132 | – | – | – | – |
| Total Harmony – Continuing Operations | 4 003 | 2 736 | 1 267 | 948 | 27 752 | 7 352 | 3.78 | 98 578 |

| | Revenue R million | Cash operating cost R million | Cash operating profit/(loss) R million | Capital expenditure R million | Kilograms gold | Tonnes milled T'000 | Grade | Operating cost R/kg |
|---|---|---|---|---|---|---|---|---|
| Discontinued Operations | | | | | | | | |
| South Africa | | | | | | | | |
| Orkney 2 | 120 | 96 | 24 | 16 | 843 | 151 | 5.58 | 114 277 |
| Orkney 3 | – | – | – | – | – | – | – | – |
| Orkney 4 | 130 | 102 | 28 | 19 | 907 | 208 | 4.36 | 112 677 |
| Orkney 7 | 47 | 39 | 8 | 22 | 330 | 105 | 3.14 | 117 356 |
| ARM surface | – | – | – | – | 3 | – | – | – |
| Kudu/Sable | – | – | – | – | – | – | – | – |
| St Helena | 41 | 64 | (23) | 4 | 284 | 97 | 2.92 | 224 888 |
| Cooke 1 | 166 | 124 | 42 | 8 | 1 156 | 201 | 5.76 | 106 954 |
| Cooke 2 | 153 | 98 | 55 | 12 | 1 066 | 182 | 5.86 | 92 253 |
| Cooke 3 | 250 | 173 | 77 | 39 | 1 737 | 300 | 5.79 | 99 385 |
| Cooke Plant Operations | 26 | 12 | 14 | – | 181 | 118 | 1.54 | 66 089 |
| Total South Africa | 933 | 708 | 225 | 120 | 6 507 | 1 362 | 4.78 | 108 757 |
| Australia | | | | | | | | |
| Mt Magent | 360 | 255 | 105 | 33 | 2 534 | 898 | 2.82 | 100 813 |
| South Kal | 199 | 150 | 49 | 48 | 1 403 | 678 | 2.07 | 106 948 |
| Total Australia | 559 | 405 | 154 | 81 | 3 937 | 1 576 | 2.50 | 103 000 |
| Total Harmony – Discontinued Operations | 1 492 | 1 113 | 379 | 201 | 10 444 | 2 938 | 3.56 | 106 594 |
| Total Harmony | 5 495 | 3 849 | 1 646 | 1 149 | 38 196 | 10 290 | 3.71 | 100 770 |

# OPERATING RESULTS – CONTINUING OPERATIONS (US$/Imperial)

| | | | Underground production – South Africa | | | | | | | | | | | Kalgold Surface | Project Phoenix | Other Surface | Total SA Surface | South African Total | Australia | PNG | Total Inter-national | Harmony Total |
| | | | Tshepong | Phakisa | Doorn-kop | Elands-rand | Target | Masimong | Evander Operations | Bambanani | Joel | Virgina Operations | Total SA Under-ground | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Ore milled | – t'000 | Dec–07 | 428 | 7 | 135 | 104 | 176 | 224 | 399 | 330 | 109 | 622 | 2 534 | 464 | 1 790 | 115 | 2 369 | 4 903 | – | – | – | 4 903 |
| | | Sep–07 | 426 | – | 139 | 319 | 165 | 266 | 410 | 262 | 89 | 633 | 2 709 | 371 | 1 739 | 148 | 2 258 | 4 967 | – | – | – | 4 967 |
| Gold Produced | – oz | Dec–07 | 70 796 | 579 | 12 603 | 18 519 | 23 309 | 29 096 | 69 960 | 51 280 | 14 629 | 68 513 | 359 284 | 27 585 | 8 616 | 3 279 | 39 480 | 398 764 | – | – | – | 398 764 |
| | | Sep–07 | 75 393 | – | 14 596 | 56 360 | 22 120 | 35 237 | 72 146 | 40 992 | 13 471 | 70 346 | 400 661 | 21 316 | 9 549 | 3 247 | 34 112 | 434 773 | – | – | – | 434 773 |
| Yield | – oz/t | Dec–07 | 0.17 | 0.08 | 0.09 | 0.18 | 0.13 | 0.13 | 0.18 | 0.16 | 0.13 | 0.11 | 0.14 | 0.06 | 0.01 | 0.03 | 0.02 | 0.08 | – | – | – | 0.08 |
| | | Sep–07 | 0.18 | – | 0.11 | 0.18 | 0.13 | 0.13 | 0.18 | 0.16 | 0.15 | 0.11 | 0.15 | 0.06 | 0.01 | 0.02 | 0.02 | 0.09 | – | – | – | 0.09 |
| Cash Operating Costs | – $/oz | Dec–07 | 495 | 922 | 664 | 1 065 | 503 | 829 | 535 | 649 | 712 | 704 | 637 | 379 | 409 | 449 | 391 | 613 | – | – | – | 613 |
| | | Sep–07 | 457 | – | 609 | 602 | 578 | 762 | 486 | 696 | 718 | 685 | 595 | 480 | 321 | 478 | 435 | 582 | – | – | – | 582 |
| Cash Operating Costs | – $/t | Dec–07 | 82 | 76 | 62 | 190 | 67 | 108 | 94 | 101 | 96 | 78 | 90 | 23 | 2 | 13 | 7 | 50 | – | – | – | 50 |
| | | Sep–07 | 81 | – | 64 | 106 | 77 | 101 | 85 | 109 | 109 | 76 | 88 | 28 | 2 | 10 | 7 | 51 | – | – | – | 51 |
| Working Revenue | ($'000) | Dec–07 | 54 976 | 441 | 10 035 | 14 533 | 18 083 | 22 889 | 53 676 | 39 859 | 11 453 | 53 946 | 279 891 | 21 509 | 6 751 | 2 606 | 30 866 | 310 757 | – | – | – | 310 757 |
| | | Sep–07 | 51 631 | – | 9 947 | 38 475 | 15 002 | 24 115 | 49 443 | 28 549 | 9 142 | 48 062 | 274 366 | 14 538 | 6 484 | 2 191 | 23 213 | 297 579 | – | – | – | 297 579 |
| Cash Operating Costs | ($'000) | Dec–07 | 35 028 | 534 | 8 365 | 19 728 | 11 723 | 24 127 | 37 405 | 33 256 | 10 422 | 48 243 | 228 831 | 10 443 | 3 521 | 1 471 | 15 435 | 244 266 | – | – | – | 244 266 |
| | | Sep–07 | 34 471 | – | 8 904 | 33 914 | 12 784 | 26 862 | 35 049 | 28 521 | 9 677 | 48 210 | 238 392 | 10 236 | 3 068 | 1 551 | 14 855 | 253 247 | – | – | – | 253 247 |
| Cash Operating Profit | ($'000) | Dec–07 | 19 948 | (93) | 1 670 | (5 195) | 6 360 | (1 238) | 16 271 | 6 603 | 1 031 | 5 703 | 51 060 | 11 066 | 3 230 | 1 135 | 15 431 | 66 491 | – | – | – | 66 491 |
| | | Sep–07 | 17 160 | – | 1 043 | 4 561 | 2 218 | (2 747) | 14 394 | 28 | (535) | (148) | 35 974 | 4 302 | 3 416 | 640 | 8 358 | 44 332 | – | – | – | 44 332 |
| Capital Expenditure | ($'000) | Dec–07 | 7 392 | 8 946 | 13 884 | 8 329 | 7 342 | 4 799 | 9 358 | 5 683 | 1 523 | 5 757 | 73 013 | 300 | 351 | 5 136 | 5 787 | 78 800 | – | 40 624 | 40 624 | 119 424 |
| | | Sep–07 | 7 295 | 8 774 | 10 045 | 11 792 | 4 788 | 4 250 | 9 883 | 3 533 | 1 605 | 6 055 | 68 020 | 286 | 92 | 4 003 | 4 381 | 72 401 | – | 22 642 | 22 642 | 95 043 |

Evander Operations – Evander 5, Evander 7 and Evander 8

Virgina Operations – Harmony 2, Merriespruit 1 and 3, Unisel and Brand

## OPERATING RESULTS INCLUDING DISCONTINUED OPERATIONS (US$/Imperial)

| | | | Underground production – South Africa | | | | | | | | | | | | | | | Cooke | | | | | | | Total | |
| | | Tshepong | Phakisa | Doorn-kop | Elands-rand | Target | Masimong | Evander Operations | Rand-fontein Operations | Bamba-nani | Joel | Virgina Opera-tions | St Helena | ARMgold | Total SA Under-ground | Kalgold Surface | Project Phoenix | plant Operations | Other Surface | Total SA Surface | South Africa Total | Australia | PNG | Inter-national | Harmony Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Ore milled – t'000 | Dec–07 | 428 | 7 | 135 | 104 | 176 | 224 | 399 | 340 | 330 | 109 | 622 | 28 | 233 | 3 135 | 464 | 1 790 | 726 | 115 | 3 095 | 6 230 | 665 | – | 665 | 6 895 |
| | Sep–07 | 426 | – | 139 | 319 | 165 | 266 | 410 | 354 | 262 | 89 | 633 | 58 | 218 | 3 339 | 371 | 1 739 | 566 | 148 | 2 824 | 6 163 | 741 | – | 741 | 6 904 |
| Gold Produced – oz | Dec–07 | 70 796 | 579 | 12 603 | 18 519 | 23 309 | 29 096 | 69 960 | 51 762 | 51 280 | 14 629 | 68 513 | 2 701 | 23 824 | 437 571 | 27 585 | 8 616 | 9 902 | 3 279 | 49 382 | 486 953 | 62 565 | – | 62 565 | 549 518 |
| | Sep–07 | 75 393 | – | 14 596 | 56 360 | 22 120 | 35 237 | 72 146 | 63 272 | 40 992 | 13 471 | 70 346 | 5 659 | 23 663 | 493 255 | 21 316 | 9 549 | 8 745 | 3 247 | 42 857 | 536 112 | 40 510 | – | 40 510 | 576 622 |
| Yield – oz/t | Dec–07 | 0.17 | 0.08 | 0.09 | 0.18 | 0.13 | 0.13 | 0.18 | 0.15 | 0.16 | 0.13 | 0.11 | 0.10 | 0.10 | 0.14 | 0.06 | 0.01 | 0.01 | 0.03 | 0.02 | 0.08 | 0.09 | – | 0.09 | 0.08 |
| | Sep–07 | 0.18 | – | 0.11 | 0.18 | 0.13 | 0.13 | 0.18 | 0.18 | 0.16 | 0.15 | 0.11 | 0.10 | 0.11 | 0.15 | 0.06 | 0.01 | 0.02 | 0.02 | 0.02 | 0.09 | 0.05 | – | 0.05 | 0.08 |
| Cash Operating Costs – $/oz | Dec–07 | 495 | 922 | 664 | 1 065 | 503 | 829 | 535 | 559 | 649 | 712 | 704 | 1 934 | 837 | 647 | 379 | 409 | 521 | 449 | 417 | 623 | 454 | – | 454 | 604 |
| | Sep–07 | 457 | – | 610 | 602 | 578 | 762 | 486 | 477 | 696 | 718 | 685 | 1 137 | 864 | 599 | 480 | 321 | 352 | 478 | 418 | 585 | 642 | – | 642 | 589 |
| Cash Operating Costs – $/t | Dec–07 | 82 | 76 | 62 | 190 | 67 | 108 | 94 | 85 | 101 | 96 | 78 | 187 | 86 | 90 | 23 | 2 | 7 | 13 | 7 | 49 | 43 | – | 43 | 48 |
| | Sep–07 | 81 | – | 64 | 106 | 77 | 101 | 85 | 85 | 109 | 109 | 76 | 111 | 94 | 88 | 28 | 2 | 5 | 10 | 6 | 51 | 35 | – | 35 | 49 |
| Working Revenue ($'000) | Dec–07 | 54 976 | 441 | 10 035 | 14 533 | 18 083 | 22 889 | 53 676 | 41 280 | 39 859 | 11 453 | 53 946 | 2 052 | 18 928 | 342 151 | 21 509 | 6 751 | 7 783 | 2 606 | 38 649 | 380 800 | 47 955 | – | 47 955 | 428 755 |
| | Sep–07 | 51 631 | – | 9 947 | 38 475 | 15 002 | 24 115 | 49 443 | 43 315 | 28 549 | 9 142 | 48 062 | 3 872 | 16 104 | 337 657 | 14 538 | 6 484 | 5 974 | 2 191 | 29 187 | 366 844 | 26 972 | – | 26 972 | 393 816 |
| Cash Operating Costs ($'000) | Dec–07 | 35 028 | 534 | 8 365 | 19 728 | 11 723 | 24 127 | 37 405 | 28 945 | 33 256 | 10 422 | 48 243 | 5 225 | 19 936 | 282 937 | 10 443 | 3 521 | 5 162 | 1 471 | 20 597 | 303 534 | 28 396 | – | 28 396 | 331 930 |
| | Sep–07 | 34 471 | – | 8 904 | 33 914 | 12 784 | 26 862 | 35 049 | 30 172 | 28 521 | 9 677 | 48 210 | 6 435 | 20 435 | 295 434 | 10 236 | 3 068 | 3 076 | 1 551 | 17 931 | 313 365 | 26 023 | – | 26 023 | 339 388 |
| Cash Operating Profit ($'000) | Dec–07 | 19 948 | (93) | 1 670 | (5 195) | 6 360 | (1 238) | 16 271 | 12 335 | 6 603 | 1 031 | 5 703 | (3 173) | (1 008) | 59 214 | 11 066 | 3 230 | 2 621 | 1 135 | 18 052 | 77 266 | 19 559 | – | 19 559 | 96 825 |
| | Sep–07 | 17 160 | – | 1 043 | 4 561 | 2 218 | (2 747) | 14 394 | 13 143 | 28 | (535) | (148) | (2 563) | (4 331) | 42 223 | 4 302 | 3 416 | 2 898 | 640 | 11 256 | 53 479 | 949 | – | 949 | 54 428 |
| Capital Expenditure ($'000) | Dec–07 | 7 392 | 8 946 | 13 884 | 8 329 | 7 342 | 4 799 | 9 358 | 5 201 | 5 683 | 1 523 | 5 757 | 123 | 144 | 78 481 | 300 | 351 | 85 | 5 136 | 5 872 | 84 353 | 4 153 | 40 624 | 44 777 | 129 130 |
| | Sep–07 | 7 295 | 8 774 | 10 045 | 11 792 | 4 788 | 4 250 | 9 883 | 5 996 | 3 533 | 1 605 | 6 055 | 470 | 3 576 | 78 062 | 286 | 92 | 3 | 4 003 | 4 384 | 82 446 | 12 894 | 22 642 | 35 536 | 117 982 |

Evander Operations – Evander 5, Evander 7 and Evander 8

Randfontein Operations – Cooke 1, Cooke 2 and Cooke 3

Virgina Operations – Harmony 2, Merriespruit 1 and 3, Unisel and Brand

# CONDENSED CONSOLIDATED INCOME STATEMENT (Unaudited) (US$)

| | For the quarter ended | | | For the six months ended | |
|---|---|---|---|---|---|
| | December 2007 | September 2007 (restated)* | December 2006 (restated)* | December 2007 | December 2006 (restated)* |
| | US$ million | US$ million | US$ million | US$ million | US$ million |
| **Continuing operations** | | | | | |
| Revenue | 311 | 298 | 267 | 609 | 554 |
| Production cost | (244) | (253) | (189) | (498) | (378) |
| Amortisation and depreciation | (34) | (28) | (18) | (62) | (49) |
| Corporate expenditure | (10) | (10) | (8) | (20) | (16) |
| Exploration expenditure | (6) | (6) | (7) | (12) | (12) |
| Care and maintenance costs of restructured shafts | (1) | (1) | (2) | (3) | (4) |
| Employment termination and restructuring costs | (11) | – | – | (11) | – |
| Share based compensation | (1) | (1) | (2) | (3) | (3) |
| (Loss)/gain on financial instruments | (2) | 1 | 2 | (1) | 5 |
| Provision for doubtful debt | (11) | – | – | (11) | – |
| Other (expenses)/income – net | (1) | (2) | 6 | (3) | 10 |
| **Operating (loss)/profit** | (10) | (2) | 49 | (15) | 107 |
| Profit/(loss) from associates | – | – | 4 | – | (2) |
| Mark-to-market of listed investments | – | 5 | 4 | 5 | 7 |
| Loss on sale of listed investments | – | (65) | – | (66) | – |
| Profit on sale of investment in associate | – | – | 32 | – | 33 |
| Investment income | 11 | 9 | 6 | 20 | 11 |
| Finance cost** | (20) | (17) | (13) | (37) | (25) |
| **(Loss)/profit before taxation** | (19) | (70) | 82 | (93) | 131 |
| Taxation | (8) | – | (18) | (8) | (36) |
| **Net (loss)/profit from continuing operations** | (27) | (70) | 64 | (101) | 95 |
| **Discontinued operations** | | | | | |
| Profit/(loss) from discontinued operations | 33 | (6) | 1 | 26 | 12 |
| Loss on the sale of the South Kal operations | (8) | – | – | (7) | – |
| Profit/(loss) from measurement to fair value less cost to sell | 10 | (1) | – | 8 | – |
| **Net profit/(loss)** | 8 | (77) | 65 | (74) | 107 |
| (Loss)/earnings per share from continuing operations attributable to the equity holders of the company during the year (cents) | | | | | |
| – Basic (loss)/earnings | (7) | (18) | 16 | (26) | 23 |
| – Headline (loss)/earnings | (6) | (4) | 6 | (11) | 13 |
| – Fully diluted (loss)/earnings | (7) | (18) | 16 | (25) | 23 |
| Earnings/(loss) per share from discontinuing operations attributable to the equity holders of the company during the year (cents) | | | | | |
| – Basic earnings/(loss) | 9 | (2) | – | 7 | 3 |
| – Headline earnings/(loss) | 8 | (2) | – | 7 | 3 |
| – Fully diluted earnings/(loss) | 9 | (2) | – | 7 | 3 |

*The currency conversion rates average for the quarters ended: December 2007: US$1 = R6.77 (September 2007: US$1 = R7.10, December 2006: US$1 = R7.32)*

*The currency conversion rates average for the six months ended: December 2007: US$1 = R6.92 (December 2006: US$1 = R7.23)*

 \* The comparative figures were adjusted to exclude further discontinued operations.

\*\* The comparative figures were adjusted to exclude interest capitalised.

# CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited) (US$)

| | At December 2007 US$ million | At September 2007 US$ million | At June 2007 US$ million |
|---|---:|---:|---:|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | 3 664 | 3 636 | 3 481 |
| Intangible assets | 336 | 335 | 328 |
| Restricted cash | 12 | 1 | 1 |
| Investments in financial assets | 204 | 212 | 197 |
| Investments in associates | 1 | 1 | 1 |
| Deferred income tax | 359 | 348 | 330 |
| Trade and other receivables | 6 | 15 | 13 |
| | 4 582 | 4 548 | 4 351 |
| **Current assets** | | | |
| Inventories | 103 | 115 | 105 |
| Investments in financial assets | – | – | 353 |
| Trade and other receivables | 124 | 113 | 130 |
| Income and mining taxes | 6 | 4 | 2 |
| Restricted cash | – | – | 39 |
| Cash and cash equivalents | 62 | 228 | 101 |
| | 295 | 460 | 730 |
| Non-current assets classified as held for sale | 292 | 201 | 182 |
| | 587 | 661 | 912 |
| **Total assets** | 5 169 | 5 209 | 5 263 |
| **EQUITY AND LIABILITIES** | | | |
| **Share capital and reserves** | | | |
| Share capital | 3 743 | 3 728 | 3 641 |
| Other reserves | 12 | 3 | (50) |
| Accumulated loss | (310) | (316) | (228) |
| | 3 445 | 3 415 | 3 363 |
| **Non-current liabilities** | | | |
| Borrowings | 274 | 558 | 248 |
| Deferred income tax | 757 | 744 | 715 |
| Provisions for other liabilities and charges | 158 | 179 | 173 |
| | 1 189 | 1 481 | 1 136 |
| **Current liabilities** | | | |
| Trade and other payables | 143 | 208 | 248 |
| Borrowings | 291 | 2 | 406 |
| Bank overdraft | – | – | 31 |
| Shareholders for dividends | 1 | 1 | 1 |
| | 435 | 211 | 686 |
| Liabilities directly associated with non-current assets classified as held for sale | 100 | 102 | 78 |
| | 535 | 313 | 764 |
| **Total equity and liabilities** | 5 169 | 5 209 | 5 263 |
| Number of ordinary shares in issue | 400 196 978 | 400 011 182 | 399 608 384 |
| Net asset value per share (cents) | 861 | 854 | 842 |

*Balance sheet converted at conversion rate of US$1 = R6.86 (September 2007: US$1 = R6.88) (June 2006: US$1 = R7.04)*

# CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Unaudited) (US$)

| | Issued share capital US$ million | Other reserves US$ million | Accumulated loss US$ million | Total US$ million |
|---|---|---|---|---|
| Balance – 30 June 2007 (as previously reported) | 3 737 | (51) | (245) | 3 441 |
| Change in accounting policy for the capitalisation of interest on assets under construction | – | – | 11 | 11 |
| Balance – 30 June 2007 (restated) | 3 737 | (51) | (234) | 3 452 |
| Issue of share capital | 6 | – | – | 6 |
| Currency translation adjustment and other | – | 63 | – | 63 |
| Net loss | – | – | (76) | (76) |
| Balance as at 31 December 2007 | 3 743 | 12 | (310) | 3 445 |
| | | | | |
| Balance – 30 June 2006 (as previously reported) | 3 621 | (38) | (286) | 3 297 |
| Change in accounting policy for the capitalisation of interest on assets under construction | – | – | 7 | 7 |
| Balance – 30 June 2006 (restated) | 3 621 | (38) | (279) | 3 304 |
| Issue of share capital | 14 | – | – | 14 |
| Currency translation adjustment and other | – | 12 | – | 12 |
| Net profit | – | – | 107 | 107 |
| Balance as at 31 December 2006 | 3 635 | (26) | (172) | 3 437 |

# CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Unaudited) (US$)

| | Three months ended | | Six months ended | |
| --- | --- | --- | --- | --- |
| | December 2007 | September 2007 | December 2007 | December 2006 |
| | US$ million | US$ million | US$ million | US$ million |
| **Cash flow from operating activities** | | | | |
| Cash (utilised)/generated by operations | (56) | 8 | (48) | 132 |
| Interest and dividends received | 11 | 10 | 21 | 11 |
| Interest paid | (17) | (8) | (26) | (13) |
| Income and mining taxes paid | (1) | (2) | (3) | (1) |
| Cash (utilised)/generated by operating activities | (63) | 8 | (56) | 129 |
| **Cash flow from investing activities** | | | | |
| (Increase)/decrease in restricted cash | (10) | 39 | 30 | – |
| Net proceeds on disposal of listed investments | – | 183 | 183 | 4 |
| Net additions to property, plant and equipment | (109) | (117) | (232) | (146) |
| Other investing activities | 10 | (7) | 2 | (2) |
| Cash (utilised)/generated by investing activities | (109) | 98 | (17) | (144) |
| **Cash flow from financing activities** | | | | |
| Long-term loans raised | 1 | 303 | 304 | – |
| Long-term loans repaid | – | 254 | 254 | – |
| Ordinary shares issued – net of expenses | 1 | 3 | 4 | 14 |
| Cash generated by financing activities | 2 | 52 | 54 | 14 |
| Foreign currency translation adjustments | 5 | – | 12 | 2 |
| Net (decrease)/increase in cash and equivalents | (165) | 158 | (7) | 1 |
| Cash and equivalents – beginning of period | 228 | 70 | 70 | 127 |
| Cash and equivalents – end of period | 63 | 228 | 63 | 128 |

*Operating activities translated at average rates of: Three months ended December 2007: US$1 = R6.77 (September US$1 = R7.10) Six months ended December 2007: US$1 = R6.77 (December 2006: US$ = R7.23)*

*Closing balance translated at closing rates of: December 2007: US$1 = R6.86 (September 2007: US$1 = R6.88, December 2006: US$1 = R7.04)*

# DETAILED OPERATING INFORMATION YEAR TO DATE 31 DECEMBER 2007 (US$/Imperial)

| South Africa | Revenue US$ million | Cash operating cost US$ million | Cash operating profit/(loss) US$ million | Capital expenditure US$ million | Gold Produced Ounces | Tonnes milled (Imperial) | Grade (Imperial) | Operating cost $/ounce |
|---|---|---|---|---|---|---|---|---|
| Tshepong | 108 | 69 | 39 | 15 | 146 189 | 854 | 0.171 | 476 |
| Phakisa | – | 1 | (1) | 18 | 579 | 7 | 0.087 | 902 |
| Doornkop | 20 | 17 | 3 | 24 | 27 199 | 274 | 0.099 | 636 |
| Elandsrand | 53 | 54 | (1) | 20 | 74 879 | 423 | 0.177 | 722 |
| Target | 33 | 25 | 8 | 12 | 45 429 | 341 | 0.133 | 541 |
| Masimong | 47 | 51 | (4) | 9 | 64 333 | 490 | 0.131 | 794 |
| Evander Operations | | | | | | | | |
| Evander 5 | 24 | 19 | 5 | 3 | 32 955 | 188 | 0.175 | 586 |
| Evander 7 | 30 | 21 | 9 | 9 | 41 667 | 225 | 0.185 | 514 |
| Evander 8 | 49 | 32 | 17 | 7 | 67 484 | 396 | 0.170 | 470 |
| Evander 9 | – | – | – | – | – | – | – | – |
| Total Evander Operations | 103 | 72 | 31 | 19 | 142 106 | 809 | 0.176 | 510 |
| Bambanani | 68 | 62 | 6 | 9 | 92 272 | 592 | 0.156 | 669 |
| Joel | 21 | 20 | 1 | 3 | 28 100 | 198 | 0.142 | 715 |
| Virginia Operations | | | | | | | | |
| Harmony 2 | 21 | 19 | 2 | 3 | 28 132 | 275 | 0.102 | 689 |
| Merriespruit 1 | 17 | 17 | – | 2 | 22 699 | 213 | 0.106 | 758 |
| Merriespruit 3 | 17 | 17 | – | 2 | 22 988 | 237 | 0.097 | 740 |
| Unisel | 28 | 24 | 4 | 3 | 38 484 | 293 | 0.131 | 611 |
| Brand 3 | 19 | 18 | 1 | 2 | 26 556 | 237 | 0.112 | 686 |
| Brand 5 | – | 1 | (1) | – | – | – | – | – |
| Total Virginia Operations | 102 | 96 | 6 | 12 | 138 859 | 1 255 | 0.111 | 695 |
| Kalgold | 36 | 21 | 15 | 1 | 48 901 | 835 | 0.059 | 423 |
| Project Phoenix | 13 | 7 | 6 | – | 18 165 | 3 529 | 0.005 | 362 |
| Other entities | 5 | 3 | 2 | 9 | 6 526 | 263 | 0.025 | 457 |
| Total South Africa | 609 | 498 | 111 | 151 | 833 537 | 9 870 | 0.084 | 597 |
| Australia PNG | – | – | – | 63 | – | – | – | – |
| Total Australia | – | – | – | 63 | – | – | – | – |
| Total Harmony – Continuing Operations | 609 | 498 | 111 | 214 | 833 537 | 9 870 | 0.084 | 597 |

| | Revenue US$ million | Cash operating cost US$ million | Cash operating profit/(loss) US$ million | Capital expenditure US$ million | Gold Produced Ounces | Tonnes milled (Imperial) | Grade (Imperial) | Operating cost $/ounce |
|---|---|---|---|---|---|---|---|---|
| Discontinued Operations | | | | | | | | |
| South Africa | | | | | | | | |
| Orkney 2 | 16 | 16 | – | 1 | 21 895 | 138 | 0.159 | 726 |
| Orkney 4 | 13 | 16 | (3) | 1 | 17 426 | 180 | 0.097 | 910 |
| Orkney 7 | 6 | 9 | (3) | 2 | 8 166 | 133 | 0.061 | 1 060 |
| ARM surface | – | – | – | – | – | – | – | |
| Kudu/Sable | – | – | – | – | – | – | – | – |
| St Helena | 6 | 12 | (6) | 1 | 8 359 | 86 | 0.097 | 1 400 |
| Cooke 1 | 22 | 18 | 4 | 1 | 31 090 | 178 | 0.175 | 573 |
| Cooke 2 | 26 | 16 | 10 | 3 | 35 398 | 203 | 0.174 | 449 |
| Cooke 3 | 36 | 25 | 11 | 7 | 48 547 | 313 | 0.155 | 525 |
| Cooke Plant Operations | 14 | 8 | 6 | – | 18 647 | 1 292 | 0.014 | 440 |
| Total South Africa | 139 | 120 | 19 | 16 | 189 528 | 2 523 | 0.075 | 631 |
| Australia | | | | | | | | |
| Mt Magent | 55 | 39 | 16 | 4 | 75 233 | 930 | 0.081 | 522 |
| South Kal | 20 | 15 | 5 | 13 | 27 842 | 476 | 0.058 | 543 |
| Total Australia | 75 | 54 | 21 | 17 | 103 075 | 1 406 | 0.073 | 528 |
| Total Harmony – Discontinued Operations | 214 | 174 | 40 | 33 | 292 603 | 3 929 | 0.074 | 594 |
| Total Harmony | 823 | 672 | 151 | 247 | 1 126 140 | 13 799 | 0.082 | 597 |

# DETAILED OPERATING INFORMATION YEAR TO DATE 31 DECEMBER 2006 (US$/Imperial)

| South Africa | Revenue US$ million | Cash operating cost US$ million | Cash operating profit/(loss) US$ million | Capital expenditure US$ million | Gold Produced Ounces | Tonnes milled (Imperial) | Grade (Imperial) | Operating cost $/ounce |
|---|---|---|---|---|---|---|---|---|
| Tshepong | 107 | 55 | 52 | 13 | 173 294 | 970 | 0.179 | 326 |
| Phakisa | – | – | – | 15 | – | – | – | – |
| Doornkop | 19 | 15 | 4 | 16 | 31 331 | 294 | 0.107 | 474 |
| Elandsrand | 62 | 50 | 12 | 16 | 99 538 | 585 | 0.170 | 497 |
| Target | 42 | 16 | 26 | 6 | 67 821 | 440 | 0.154 | 238 |
| Masimong | 47 | 35 | 12 | 7 | 75 762 | 537 | 0.141 | 456 |
| Evander Operations | | | | | | | | |
| Evander 5 | 17 | 15 | 2 | 3 | 26 761 | 206 | 0.130 | 564 |
| Evander 7 | 17 | 16 | 1 | 6 | 27 361 | 216 | 0.127 | 575 |
| Evander 8 | 37 | 23 | 14 | 5 | 59 324 | 435 | 0.136 | 391 |
| Evander 9 | – | – | – | – | – | – | – | – |
| Total Evander Operations | 71 | 54 | 17 | 14 | 113 446 | 857 | 0.132 | 476 |
| Bambanani | 69 | 56 | 13 | 8 | 111 173 | 772 | 0.144 | 500 |
| Joel | 30 | 17 | 13 | 2 | 47 870 | 309 | 0.155 | 359 |
| Virginia Operations | | | | | | | | |
| Harmony 2 | 12 | 14 | (2) | 2 | 19 983 | 237 | 0.084 | 694 |
| Merriespruit 1 | 15 | 11 | 4 | 1 | 23 891 | 241 | 0.099 | 481 |
| Merriespruit 3 | 14 | 11 | 3 | 1 | 21 876 | 226 | 0.097 | 515 |
| Unisel | 25 | 15 | 10 | 2 | 39 860 | 312 | 0.128 | 376 |
| Brand 3 | 14 | 12 | 2 | 1 | 22 562 | 233 | 0.097 | 520 |
| Brand 5 | – | 1 | (1) | – | 324 | 4 | 0.076 | 2 364 |
| Total Virginia Operations | 80 | 64 | 16 | 7 | 128 496 | 1 253 | 0.102 | 499 |
| Kalgold | 19 | 13 | 6 | – | 30 389 | 1 041 | 0.029 | 414 |
| Project Phoenix | 6 | 3 | 3 | – | 9 965 | 881 | 0.011 | 311 |
| Other entities | 2 | – | 2 | 6 | 3 142 | 166 | 0.019 | 73 |
| Total South Africa | 554 | 378 | 176 | 110 | 892 227 | 8 105 | 0.110 | 424 |
| Australia | | | | | | | | |
| PNG | – | – | – | 18 | – | – | – | – |
| Total Australia | – | – | – | 18 | – | – | – | – |
| Total Harmony – Continuing Operations | 554 | 378 | 176 | 128 | 892 227 | 8 105 | 0.110 | 424 |

| | Revenue US$ million | Cash operating cost US$ million | Cash operating profit/(loss) US$ million | Capital expenditure US$ million | Gold Produced Ounces | Tonnes milled (Imperial) | Grade (Imperial) | Operating cost $/ounce |
|---|---|---|---|---|---|---|---|---|
| Discontinued Operations | | | | | | | | |
| South Africa | | | | | | | | |
| Orkney 2 | 16 | 13 | 3 | 2 | 27 104 | 167 | 0.163 | 492 |
| Orkney 3 | – | – | – | – | – | – | – | – |
| Orkney 4 | 18 | 14 | 4 | 3 | 29 155 | 229 | 0.127 | 485 |
| Orkney 7 | 7 | 5 | 2 | 3 | 10 623 | 116 | 0.091 | 505 |
| ARM surface | – | – | – | – | 99 | – | – | – |
| Kudu/Sable | – | – | – | – | – | – | – | – |
| St Helena | 6 | 9 | (3) | – | 9 126 | 107 | 0.085 | 967 |
| Cooke 1 | 23 | 17 | 6 | 1 | 37 177 | 221 | 0.168 | 460 |
| Cooke 2 | 21 | 14 | 7 | 2 | 34 282 | 201 | 0.171 | 397 |
| Cooke 3 | 34 | 24 | 10 | 5 | 55 846 | 331 | 0.169 | 427 |
| Cooke Plant Operations | 4 | 2 | 2 | – | 5 819 | 130 | 0.045 | 284 |
| Total South Africa | 129 | 98 | 31 | 16 | 209 231 | 1 502 | 0.139 | 468 |
| Australia | | | | | | | | |
| Mt Magent | 49 | 35 | 14 | 5 | 81 466 | 991 | 0.082 | 434 |
| South Kal | 28 | 21 | 7 | 7 | 45 111 | 747 | 0.060 | 460 |
| Total Australia | 77 | 56 | 21 | 12 | 126 577 | 1 738 | 0.073 | 443 |
| Total Harmony – Discontinued Operations | 206 | 154 | 52 | 28 | 335 808 | 3 240 | 0.104 | 458 |
| Total Harmony | 760 | 532 | 228 | 156 | 1 228 035 | 11 345 | 0.108 | 433 |

# DEVELOPMENT RESULTS (Metric)

# DEVELOPMENT RESULTS (Imperial)

## Quarter ending December 2007

| | Reef Metres | Sampled Metres | Channel* Width (Cm's) | Channel* Value (g/t) | Channel* Gold (Cmg/t) |
|---|---|---|---|---|---|
| **Randfontein** | | | | | |
| VCR Reef | 904 | 741 | 33 | 18.36 | 608 |
| UE1A | 653 | 823 | 162 | 4.27 | 691 |
| E8 Reef | 70 | 39 | 99 | 7.85 | 777 |
| Kimberley Reef | 216 | 141 | 270 | 4.18 | 1,128 |
| E9GB Reef | 323 | 183 | 110 | 4.37 | 479 |
| All Reefs | 2,165 | 1,927 | 114 | 5.90 | 673 |
| **Free State** | | | | | |
| Basal | 1,499 | 1,135 | 76 | 12.22 | 924 |
| Leader | 1,249 | 1,006 | 167 | 6.16 | 1,030 |
| A Reef | 712 | 644 | 126 | 5.15 | 652 |
| Middle | 63 | 28 | 139 | 7.07 | 983 |
| B Reef | 180 | 280 | 295 | 2.98 | 880 |
| All Reefs | 3,702 | 3,093 | 136 | 6.58 | 899 |
| **Evander** | | | | | |
| Kimberley Reef | 1,556 | 1,413 | 75 | 15.67 | 1,174 |
| **Elandskraal** | | | | | |
| VCR Reef | 79 | 92 | 169 | 5.96 | 1,010 |
| **Orkney** | | | | | |
| Vaal Reef | – | – | – | – | – |
| VCR | – | – | – | – | – |
| All Reefs | – | – | – | – | – |
| **Target** | | | | | |
| Elsburg | 464 | 507 | 292 | 5.55 | 1,619 |
| **Freegold JV** | | | | | |
| Basal | 1,529 | 1,424 | 37 | 42.35 | 1,587 |
| Beatrix | 213 | 243 | 100 | 8.90 | 892 |
| Leader | – | – | – | – | – |
| B Reef | 103 | 76 | 72 | 9.36 | 676 |
| All Reefs | 1,845 | 1,743 | 48 | 30.39 | 1,450 |

## Quarter ending December 2007

| | Reef Feet | Sampled Feet | Channel* Width (inches) | Channel* Value (oz/t) | Channel* Gold (in.ozt) |
|---|---|---|---|---|---|
| **Randfontein** | | | | | |
| VCR Reef | 2,964 | 2,431 | 13 | 0.54 | 7 |
| UE1A | 2,142 | 2,700 | 64 | 0.13 | 8 |
| E8 Reef | 230 | 128 | 39 | 0.23 | 9 |
| Kimberley Reef | 709 | 463 | 106 | 0.12 | 13 |
| E9GB Reef | 1,058 | 600 | 43 | 0.12 | 5 |
| All Reefs | 7,103 | 6,322 | 45 | 0.18 | 8 |
| **Free State** | | | | | |
| Basal | 4,917 | 3,724 | 30 | 0.35 | 11 |
| Leader | 4,096 | 3,301 | 66 | 0.18 | 12 |
| A Reef | 2,336 | 2,113 | 50 | 0.15 | 7 |
| Middle | 207 | 92 | 55 | 0.21 | 11 |
| B Reef | 590 | 919 | 116 | 0.09 | 10 |
| All Reefs | 12,147 | 10,148 | 54 | 0.19 | 10 |
| **Evander** | | | | | |
| Kimberley Reef | 5,105 | 4,636 | 29 | 0.46 | 13 |
| **Elandskraal** | | | | | |
| VCR Reef | 259 | 302 | 67 | 0.17 | 12 |
| **Orkney** | | | | | |
| Vaal Reef | – | – | – | – | – |
| VCR | – | – | – | – | – |
| All Reefs | – | – | – | – | – |
| **Target** | | | | | |
| Elsburg | 1,523 | 1,663 | 115 | 0.16 | 19 |
| **Freegold JV** | | | | | |
| Basal | 5,016 | 4,672 | 15 | 1.21 | 18 |
| Beatrix | 700 | 797 | 39 | 0.26 | 10 |
| Leader | – | – | – | – | – |
| B Reef | 337 | 249 | 28 | 0.28 | 8 |
| All Reefs | 6,053 | 5,719 | 19 | 0.88 | 17 |

*The totals for these columns are the weighted average figure and not the sum thereof.

Mineral Resources and Ore Reserves

No material changes were made to Harmony's Mineral Resources and Ore Reserves for the quarter ended December 2007. Taking into account the last six months' depletion of reserves, the Harmony Mineral Resources and Ore Reserves as stated in the Harmony 2007 annual report are an accurate reflection of the company's current position. The Mineral Resources and Ore Reserves are comprehensively audited by a team of internal competent persons that operate independently from the operating units.

# CONTACT DETAILS

**Harmony Gold Mining Company Limited**

## Corporate Office

PO Box 2
Randfontein, 1759
South Africa
Corner Main Reef Road
and Ward Avenue
Randfontein, 1759
Johannesburg
South Africa
Telephone:     +27 11 411 2000
Website: http://www.harmony.co.za

## Directors

P T Motsepe (Chairman)*
G Briggs (Chief Executive Officer)
F Abbott*, J A Chissano*†,
F T De Buck*, Dr D S Lushaba*
C Markus*, M Motloba*,
C M L Savage*, A J Wilkens*
(*non-executive)
(†Mozambique)

## Further Information

Amelia Soares
*General Manager, Investor Relations*
Telephone:     +27 11 411 2314
Cell:          +27 (0) 82 654 9241
E-mail:        amelia.soares@harmony.co.za

Marian van der Walt
*Company Secretary*
Telephone:     +27 11 411 2037
Fax:           +27 11 411 2398
Cell:          +27 (0) 82 888 1242
E-mail:        marian.vanderwalt@harmony.co.za

## South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street
Johannesburg, 2001
South Africa
PO Box 4844
Johannesburg, 2000
South Africa
Telephone:     +27 11 832 2652
Fax:           +27 11 834 4398

## United Kingdom Registrars

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Telephone:     +44 870 162 3100
Fax:           +44 208 639 2342

## ADR Depositary

The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone:     +1888-BNY ADRS
Fax:           +1 212 571 3050

## Trading Symbols

| | |
|---|---|
| JSE Limited | HAR |
| New York Stock Exchange, Inc. | HMY |
| NASDAQ | HMY |
| London Stock Exchange plc | HRM |
| Euronext Paris | HG |
| Euronext Brussels | HMY |
| Berlin Stock Exchange | HAM1 |
| Issuer code | HAPS |

**Registration number** 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228

# NOTES

PRINTED BY INCE (PTY) LIMITED

REF W2CF05071

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 15 February, 2008

Harmony Gold Mining Company Limited

By:    /s/  Frank  Abbott

Name:  Frank  Abbott
Title: Interim Chief Financial Officer